Exhibit 99.1

Genetic Technologies Limited (ASX:GTG)	Annual Report

Contents

Corporate directory	4
Chairman and Interim Chief Executive Officer’s letter	5
Directors’ report	7
Auditor’s independence declaration	29
Corporate governance statement	30
Financial statements	31
Independent auditor’s report to the members	82
Shareholder information	87

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Corporate directory

Directors	Mr Peter Rubinstein

Independent Non-Executive Director and Chairman

Dr Jerzy Muchnicki

Executive Director and Interim Chief Executive Officer

Dr Lindsay Wakefield

Independent Non-Executive Director

Mr Nicholas Burrows (appointed September 2, 2019) Independent Non-Executive Director

Dr Paul Kasian (resigned on September 24, 2019) Former Executive Chairman and

Former Chief Executive Officer

Mr Xue Lee (resigned on July 9, 2019)

Former Non-Executive Director

Company Secretary	Mr Justyn Stedwell

Registered office and principal place of business	60-66 Hanover Street (PO Box 115) Fitzroy VIC 3065 Australia Telephone: +61 (0)3 8412 7000 Facsimile: +61 (0)3 8412 7040

Share register	Computershare Investor Services Pty Limited 452 Johnston Street
Abbotsford VIC 3067 Australia Telephone: +61 0(3) 9415 5000
Facsimile: +61 0(3) 9473 2500

Auditor	PricewaterhouseCoopers 2 Riverside Quay Southbank VIC 3066 Australia Telephone: +61 (0)3 8603 1000 Facsimile: +61 (0)3 8603 1999

Bankers	National Australia Bank Level 2, 151 Rathdowne Street Carlton VIC 3053 Australia

Stock exchange listing	Genetic Technologies Limited shares are listed on the Australian Securities Exchange (ASX: GTG) and NASDAQ (GENE)

Website	www.gtglabs.com

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Chairman and Interim Chief Executive Officer’s letter

Dear Shareholder,

On behalf of the Board of Genetic Technologies Limited (GTG or the Company), the Company is pleased to present this year’s Annual Report.

A new beginning

In September 2019, the Company saw a significant change in Board and Management which enabled GTG to refocus. The Company remains committed to its mission of being a global leader in the development and sales of a comprehensive range of genomic risk assessment tests.

To meet the Company’s dual NASDAQ and ASX Listing requirements of a minimum US$2.5m shareholder equity, the Board actively participated in the first of a series of capital raises both in Australia and then supported our USA Bankers H.C. Wainwright & Co. As a result of the strong interest in the Company from local and USA institutional investors, the Company now has approximately $21.7m of funds to allow the Company to deliver on what has always been a promising technology platform.

The Company’s COVID-19 risk severity test is in its final stages of development and, in combination with its existing tests and pipeline to be incorporated on the Company’s online Consumer Initiated Testing (CIT) platform, will provide the opportunity to generate significant sales and associated revenues in the future.

The Company has made significant investments in new staff, branding initiatives, equipment and product development and in-licencing which provides an exciting opportunity for the future of the Company, the benefits of which will start to be seen over FY21.

Product, COVID-19 and the Company’s vision from its interim CEO, Dr Muchnicki

The Company’s proprietary technologies allow for better management of the most serious medical challenges that are responsible for more than 60% of mortality in Western society. However the COVID-19 pandemic has created a unique “one in a hundred” year dilemma which has changed our lives and our medical priorities.

The pandemic has had the following impact on the Company’s operations:

●	The Company’s sales team has not had direct access to doctors;

●	The medical system is overwhelmed with pandemic related challenges; and

●	The public is not focused on chronic disease management, due to the uncertainty associated with the pandemic.

Genetic Technologies has had to review its operations in light of the pandemic.

The Company has decided to take advantage of the shutdown to transform its product range, as well as the Company’s approach to sales and marketing through:

●	Establishing consumer initiated testing platforms to target the consumer directly;

●	Seeking to market products to both consumers and the medical profession;

●	Commencing the creation of multi-test kits which will allow for risk testing five or more diseases in one kit; and

●	Planning for the establishment of new divisions within the Company to better manage new products. The new divisions will include Oncology, Cardiovascular, Metabolic, Mental health and Wellness.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Chairman and Interim Chief Executive Officer’s letter (continued)

The Company, importantly, has acquired new equipment which will allow for the establishment of comprehensive genetic risk tests which will combine monogenic and polygenic testing under a single banner of genetic risk stratification, covering 100% of a person’s genetic risk. This new equipment will also allow multi- testing for multiple disease risks with the Company’s new arrays capable of studying up to 650,000 individual SNP at any one time. The new equipment will also allow the Company to enter the medical rebate testing space with tests for monogenic mutations and cancer sequencing attracting a rebate both in the US and Australia.

With the increased interest in genetic testing, there are a large number of small companies entering the risk stratification space. The Company is committed to outcomes, rather than just products - thus the Company is now actively looking to incorporate quality market ready genetic tests developed by credentialed groups to include on its CIT platforms.

The introduction of a wellness division is an important service that increases the Company’s involvement with its patients and introduces a service that will focus on day-to-day issues, rather than longevity alone, hence the Company’s new position statement .........

“live longer feel better”

Yours sincerely,

Dr Jerzy Muchnicki

Executive Director and Interim Chief Executive Officer

Mr Peter Rubinstein

Chairman and Non-Executive Director

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Directors’ report

Your directors present their report on the consolidated entity consisting of Genetic Technologies Limited and the entities it controlled at the end of, or during, the year ended June 30, 2020. Throughout the report, the consolidated entity is referred to as the group.

The attached annual report for the year ended June 30, 2020 contains an independent auditor’s report.

Review of operations

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a diversified molecular diagnostics company is pleased to provide an Operational Update for the year ended June 30, 2020 and including events up until the date of the report.

Highlights

●	Successful capital raisings of US$11.24m before costs (in the 3 months to June 30, 2020) also restores NASDAQ compliance

●	Update on COVID-19 opportunities and initiatives

●	Corporate update and presentation at Biotech Showcase, San Francisco

●	US Patent Office grants key breast cancer risk test patent

●	Renewal of NATA and CLIA-accredited laboratory status for Australian and US markets

●	Launch of breast cancer and colorectal cancer polygenic test kits

●	Further generic risk assessment tests under development

●	Collaboration agreement signed with Translational Genomics Research Institute (TGen)

●	PRS on Type 2 diabetes test completed

●	Key Management Personnel update

●	Financial position

Successful capital raising of US$11.24m also restores NASDAQ compliance

Despite the uncertain economic climate around COVID-19, the Company successfully raised US$11.24m before costs during the June quarter through bankers H.C. Wainwright & Co in the USA. The fund-raising allowed the Company to meet all requirements to maintain its NASDAQ listing.

Net proceeds will support the introduction and distribution of the Company’s new products in the USA, and general product research, development, and reimbursement studies for polygenic risk tests with Translational Genomics Research Institute (TGen) in the USA. They will also fund implementation of the Company’s consumer-initiated testing platforms and preparation for the Company’s COVID-19 severity risk test.

Temporary transition to high-throughput COVID-19 testing

The Company developed a detailed implementation plan to allow a temporary transition of the Company’s genetic testing laboratory to a high-throughput COVID-19 test centre, should government agencies need it to assist with demand. The Company has begun the initial work to identify laboratory workflows, instrument modification, and laboratory compliance for biologics and contaminated materials handling. The Company has also confirmed a secure supply chain of test reagents.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Directors’ report (continued)

Disease severity test prototype development

The Company is developing a polygenic risk score (PRS) test for COVID-19, which may enable an assessment of the risk of people developing a serious disease should they contract the virus. The test aims to predict disease severity using a combination of genetic and clinical information.

●	Working prototype developed based on about 1,500 patients

●	Options for clinical risk model currently under evaluation

●	Discussions continue with several international biobanks and clinical laboratories to source an independent cross-validation dataset.

The Company has built strong relationships with international biobanks and health studies, including UK Biobank. They allow the Company to secure additional, current COVID-19 patient data to continuously develop, refine, and validate the COVID-19 risk test.

Implementation

The Company has ordered its first single nucleotide polymorphism (SNP) array panel from US-based Thermo Fisher Scientific Inc., a world leader in genetic testing and the Company’s manufacturing partner for GeneType products.

The SNP array panel is a key reagent the Company needs to process the polygenic risk test portion of the COVID-19 risk test. The test aims to categorise subjects as being at high, average, or low risk of developing life- threatening conditions due to COVID-19.

The Company has also confirmed capacity to scale up production for a global rollout of the COVID-19 risk test (reagent and SNP array panel) with major manufacturers, including Thermo Fisher Scientific. The product uses technical components that healthcare manufacturers already produce for other genetic-based tests. This will support the Company’s plans to accelerate production to meet expected global demand.

The Company’s Australian facilities can produce up to 250,000 tests a year. The scale-up of manufacturing will require global distribution partnerships if the COVID-19 risk test is widely adopted. In anticipation of high demand, the Company expects to make its data pack for the test available to global laboratories. Direct and indirect costs to date are approximately A$375,000.

Regulatory approval

Discussions have taken place with Centres for Medicare and Medicaid Services (CMS) and National Association of Testing Authorities, Australia (NATA) for regulatory approval for the Company’s COVID-19 risk severity test in the US and Australia.

●	The Company will submit a complete technical package to the Centres for Medicare and Medicaid Services (CMS) for review and approval. Clinical Laboratory Improvement Amendments (CLIA) turn- around time for approval is expected in about 45 days from submission.

●	Submission of the technical file to include scientific literature, algorithm validation, laboratory wetwork validation, and laboratory procedural documentation.

●	NATA to provide an assessment after an internal review of the final independent data set for test validation.

Intended use

The test should give risk stratification information which may help personal and population management in two ways, to:

●	Guide quarantine measures on a personal, local, and national scale

●	Prioritise vaccination if and when a vaccine becomes available.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Directors’ report (continued)

Intellectual property

The Company has filed a provisional patent application for its COVID-19 risk test with IP Australia (2020901739- Methods of assessing risk of developing a severe response to Coronavirus infection). The provisional patent covers the specific single nucleotide polymorphism (SNP) algorithm the Company designed to calculate a PRS and the testing model that combines PRS and the clinical risk factors that together constitute the COVID-19 risk test.

Consumer-initiated sales for existing pipeline

With COVID-19 social distancing impacting on the Company’s ability to fully engage with physicians, the Company has brought forward its plans to introduce a consumer-initiated testing (CIT) platform. This sales pipeline deviates from a traditional sales approach that targets clinicians. Instead it allows patients to request a test directly, with clinician oversight of the testing process through an independent provider network and telemedicine. The Company has started negotiations with its preferred independent provider network which will oversee patient ordering of the CIT pipeline. The Company has entered into binding agreements and will launch its CIT platforms in Q3, 2020.

Corporate update and presentation at Biotech Showcase, San Francisco

The Company presented its latest technology and world-leading tests at the 2020 JP Morgan Healthcare Conference in January. The presentation coincided with the successful launch of the Company’s new tests and the introduction of the Company’s new management to the US market.

US Patent Office grants key breast cancer risk test patent

In June, the Company received US Patent No: US 10,683,549, Methods for assessing risk of developing breast cancer. The Company is the first company in the world to successfully commercialise a polygenic risk test for breast cancer.

The granted patent covers the Company’s proprietary panels of single nucleotide polymorphisms (SNPs) and the combination of clinical and phenotypic risk models to create the most comprehensive risk assessment tool on the market: GeneType for Breast Cancer.

Renewal of NATA and CLIA-accredited laboratory status for Australian and USA markets

Following a successful Q3 Clinical Laboratory Improvement Amendments (CLIA) audit, the Company renewed its status as a fully NATA and CLIA-accredited laboratory. It places the Company in a unique position to service both the Australian and US markets subject to regulatory approvals. The Company has applied to Medicare to secure a rebate for tests carried out.

Launch of breast cancer and colorectal cancer polygenic test kits

The Company hired and trained new internal sales employees to educate doctors on the Company’s polygenic risk score (PRS) tests and introduce them to preventive health strategies.

The Company had a very positive response from doctors. Initial test results showed 10 per cent of subjects were high risk and 41 per cent were moderate risk. These results will help create personalised strategies specifically designed for the patient risk profile. Early indications show the tests lead to better screening compliance and to the development of personalized screening solutions. This confirms the Company’s objective of focusing on preventative health rather than ‘after the fact’ medicine.

Further generic risk assessment tests under development

At the same time, the Company continued to develop other risk assessment tests across a range of diseases, including:

●	Cardiovascular disease

●	Type 2 diabetes

●	Prostate cancer

●	Melanoma.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Directors’ report (continued)

Collaboration agreement signed with the Phoenix, Arizona-based Translational Genomics Research Institute (TGen)

Last September, the Company signed a three-year collaboration agreement with TGen. The agreement includes cooperation in the design feasibility analysis of clinical research studies. The analysis will support the clinical application of the Company’s polygenic risk tests and identification of appropriate clinical partners to participate in the studies.

TGen is a non-profit biomedical research institute dedicated to ground-breaking research with life-changing results. TGen works to unravel the genetic components of common and complex diseases, including cancer, neurological disorders, infectious diseases, and rare childhood disorders. TGen is affiliated with Duarte, California-based City of Hope, a world-renowned independent research and treatment centre for cancer, diabetes, and other life-threatening diseases.

The collaboration will focus on a clinical utility study as the first stage, working with TGen’s extensive network of cancer centre clinicians.

The wide-ranging collaboration will cover:

●	Distribution channels

●	Reimbursement strategy

●	Further research

●	Potential for the establishment of a new laboratory facility.

GTG and TGen will develop a commercialisation strategy and infrastructure for a suite of polygenic risk tests for the USA market, and set up the necessary fund-raising.

PRS on Type 2 diabetes test launch planned

The Company is finalising verification of the diabetes test in its Australian laboratory. The Company has completed its marketing collateral, and plan to launch once more normal conditions return post COVID-19.

Key Management Personnel Update

Directors

The following persons held office as Directors of Genetic Technologies during and since the end of the financial year:

●	Mr Peter Rubinstein - Independent Non-Executive Director and Chairman (appointed on January 31, 2018)

●	Dr Jerzy Muchnicki - Executive Director and Interim Chief Executive Officer (appointed January 31, 2018)

●	Dr Lindsay Wakefield - Independent Non-Executive Director (appointed September 24, 2014)

●	Mr Nicholas Burrows - Independent Non-Executive Director (appointed September 2, 2019)

●	Dr Paul A. Kasian - (Former Chairman & Chief Executive Officer) (resigned September 24, 2019)

●	Mr Xue Lee (Former Non-Executive) (resigned July 9, 2019)

The Company provides the following update regarding the composition of the Executive Management Team.

Chief Financial Officer

The Company announced that Mr Phillip Hains was appointed CFO of GTG on July 15, 2019. Mr Hains has an extensive background working in ASX and NASDAQ finance positions.

Company Secretary

The Company announced that Mr Justyn Stedwell was appointed Company Secretary on July 15, 2019. Mr Stedwell is a professional Company Secretary consultant with over 12 years’ experience acting as a Company Secretary of ASX listed companies across a wide range of industries.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Directors’ report (continued)

Key Management Personnel Update (continued) Chief Operating Officer

On May 18, 2020, the Company appointed Mr Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr Sack has spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high net worth family managing all their operating businesses and private equity activities. Mr Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

Financial Snapshot

The additional capital raised during and since the end of the financial year puts the Company in its best financial position for approximately 2 years. The Company can expand and bring its comprehensive suite of risk assessment tests to market across both Australia and the US. The Company can also expand and upgrade the laboratory to incorporate next generation sequencing and high density SNP arrays. These will allow-for the first time-risk assessments for 100 per cent of a person’s genomic risk, including monogenic, polygenic, clinical risk factors, and family history.

The cash and cash equivalents balance as at June 30, 2020 was A$14.2M (2019: A$2.1M) and the Company incurred a loss of A$6.1M (2019: A$6.4M).

Significant changes in the state of affairs

Significant changes in the state of affairs of the group during the financial year were as follows.

●	On May 3, 2019, the Company received a letter from The NASDAQ Stock Market LLC advising that the reported stockholders’ equity was less than the minimum specified amount of United States Dollars (US$) US$2,500,000 as at December 31, 2018. In 2019, the Company was subject to NASDAQ delisting proceedings as a result of the Company’s failure to maintain the bid price of the American Depositary Shares (“ADSs”) above the minimum US$1.00 per share requirement and because the Company’s reported stockholders’ equity was less than the minimum specified amount of US$2,500,000 as of December 31, 2018. The Company regained compliance with NASDAQ’s Listing Rules with respect to its bid price as a result of the adjustment to the ratio of the American Depositary Shares (“ADSs”) that took effect on August 15, 2019, and the Company regained compliance with the minimum stockholders’ equity requirement by raising gross proceeds of approximately US$3,043,000 in a rights offering completed on October 29, 2019. On November 6, 2019, the Company received a letter from NASDAQ to notify that the Company had regained compliance with the equity rule (the “Compliance Letter”).

●	On July 16, 2019, the Company issued 166,066,050 warrants at no cash consideration and exercisable at United States Dollars (US$) 0.00533 that were issued to underwriters along with the capital raised in May 2019. These warrants are subject to a cashless exercise arrangement under the terms of their issue. These warrants were issued as part of capital raising costs and were subsequently exercised in July 2020.

●	On October 11, 2019, at an issue price of A$0.004 (0.4 cents) per new ordinary share, the Company successfully raised A$4.5m from existing shareholders, together with participation from domestic institutional and family office investors. The funds raised allowed the Company to commence sales of its latest breast cancer and colorectal cancer risk assessment tests in both the United States and Australia. The Company’s strategy is to utilise its CLIA and NATA accredited laboratory to enable full vertical integration from development to the market.

●	On October 30, 2019, the Company issued 250,000,000 unlisted options with exercise price of $0.008 per option, expiring on October 29, 2022 to various underwriters. Additionally, on December 20, 2020, the Company issued 125,000,000 unlisted options to Dr Jerzy Muchnicki and Mr Peter Rubinstein respectively, with exercise price of $0.008 per option, expiring on December 20, 2022. All these options issued were part of costs of raising capital in October 2019.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Directors’ report (continued)

Significant changes in the state of affairs (continued)

●	On March 13, 2020, the Company received a determination letter (the “Letter”) from NASDAQ indicating that the Company did not comply with the stockholders’ equity rule. The Letter indicates that Listing Rule 5815(d)(4)(B) does not permit an issuer that is deficient in stockholders’ equity to present a plan of compliance to the NASDAQ Staff if such issuer has failed to comply with that provision within one year of a Hearing Panel (the “Panel”) determination of compliance. The Letter states that since the Company is out of compliance with the equity rule within one year of the Compliance Letter, the Staff cannot allow the Company to submit a plan of compliance. The Company requested an appeal hearing with the Panel to review the delisting determination. Upon NASDAQ’s receipt of the hearing request by the Company, NASDAQ stayed the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. An oral hearing took place on April 30, 2020 and in a letter dated May 12, 2020, the Panel granted the Company the full 180 day extension until September 9, 2020, to publicly disclose full compliance with the minimum shareholder equity requirement under NASDAQ rules. As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

●	On April 2, 2020, the Company closed a registered direct offering of 1,028,574 American Depositary Shares (“ADSs”), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$1.75 per ADS - or in Australian dollars $0.0048 per ordinary shares. H.C Wainwright & Co acted as the placement agent for this offering. Against the offering, the Company issued 40,114,200 warrants exercisable at US$0.00365 each, expiring in 5 years from issue date, to H.C. Wainwright & Co, which formed part of cost of raising capital.

●	On April 22, 2020, the Company closed a registered direct offering of 722,502 American Depositary Shares (“ADSs”), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$2.00 per ADS - or in Australian dollars $0.0053 per ordinary share. H.C Wainwright & Co acted as the placement agent for this offering. Against the offering, the Company issued 28,177,578 warrants exercisable at US$0.00417 each, expiring in 5 years from issue date, to H.C. Wainwright & Co, which formed part of cost of raising capital.

●	On May 26, 2020, the Company completed a capital raise by offering of:
(i)	3,500,000 American Depositary Shares (“ADSs”), for a purchase price of United States Dollars (US$) US$2.00 per ADS and

(ii)	500,000 pre-funded warrants to purchase one ADS (the “Pre-Funded Warrants”) for a purchase price of US$1.9999 per Pre-Funded Warrant.

H.C. Wainwright & Co acted as the placement agent for this offering each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$2.00 per ADS - or in Australian dollars $0.005 per ordinary share.

Against the offering, the Company agreed to issue 156,000,000 warrants exercisable at US$0.004166 each, expiring in 5 years from issue date, to H.C. Wainwright & Co. The said warrants have not yet been issued as of the date of report as they are subject to shareholder approval.

Impact of COVID-19

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (WHO) declared the novel coronavirus disease 2019 (“COVID-19”) outbreak a public health emergency of international concern and on March 12, 2020 the WHO announced the outbreak was a pandemic. The COVID-19 pandemic is having a negative impact on global markets and business activity, which has had an effect on the operations of the Company, including but not limited to, that sales of the Company’s products have been impacted not only by the inability for consumers to visit their practitioners but also the difficulty the Company’s sales team is having in arranging face to face meetings with practitioners. The Company’s sales team has found it very difficult to reach practitioners to build on the sales momentum created prior to the pandemic, thus, sales have effectively ceased for the short term.

Additionally, in response to the COVID-19 pandemic, the Company has done the following:

Moved forward with the Company’s Consumer Initiated Testing platform (CIT), as previously announced on April 1, 2020, which allows for consumers to directly request any of the Company’s tests online with a practitioner involved in the process via telemedicine. Once the CIT platform goes live, which is anticipated to be within the next sixty days, the Company believe it will ensure that sales will be able to recommence in the event a lockdown is maintained and it opens up another significant sales channel.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Directors’ report (continued)

Impact of COVID-19 (continued)

Began the process of attempting to make available the Company’s existing lab facilities for the conducting of COVID-19 testing via existing Polymerase Chain Reaction (or PCR) (a method of amplifying DNA prior to analysis) equipment and personnel.

Completed the development of the Company’s COVID-19 risk test and have ordered the first shipment of kits which are due for delivery in the first quarter of FY2021 and would allow the Company to optimize and validate the assay as a precursor to commercial release. The Company’s objective is to produce a test that can predict “disease severity” using either genetic information alone (PRS) or a combination of genetic and clinical information. A provisional patent has been filed covering the invention. Reagents for laboratory testing have been ordered in preparation for commercial availability. Documentation for various regulatory approvals are being prepared.

Completed the design and request for initial production of the SNP (Single Nucleotide Polymorphism) panel required to process the polygenic risk test portion of the COVID-19 Severity Risk Test from US-based Thermo Fisher Scientific;

Confirmed with major manufacturers that the COVID-19 Severity Risk Test, including a reagent and SNP panel, is capable of being rolled out on a large scale;

Held discussions with Centres for Medicare and Medicaid Services (CMS) and National Association of Testing Authorities, Australia (“NATA”) for regulatory Approval for the COVID-19 Severity Risk Test in the United States and Australia; and

These new COVID-19 related activities may provide some revenue opportunities for the Company in the short term and will assist in the development of additional tests the company is currently working on. The Company has not made significant progress to date that would lead to orders or requests to increase capacity and there is no guarantee the Company will ever receive orders or requests.

The timing and extent of the impact of the COVID-19 pandemic and the associated recovery process is unknown. The Company continues to monitor the situation and an accurate estimate of its financial effect on the Company cannot be made at this stage.

Events since the end of the financial year

On July 20, 2020, 166,066,050 warrants issued during the capital raise in May 2019 exercisable at United States Dollars (US$) US$0.00533, each expiring May 23, 2024 were exercised and converted to 114,447,000 Ordinary Shares. These warrants have no cash consideration upon conversion and is consistent with the cashless exercise arrangement under the terms of their issue.

Furthermore, 18,500,000 options issued to an underwriter exercisable at $0.008, each expiring October 29, 2022 were exercised and converted to 18,500,000 Ordinary Shares. These options were issued for a cash consideration of $148,000.

On July 21, 2020, the Company closed a registered direct offering of 1,025,000 American Depository Shares (ADS’s), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering was approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants have not been issued as of the date of report as they are subject to shareholder approval.

As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

Likely developments and expected results of operations

The likely developments in the Group’s operations, to the extent that such matters can be commented upon, are covered in the Review of operations and activities on pages 7 to 10 of this report.

Environmental regulation

The group is not affected by any significant environmental regulation in respect of its operations.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Information on directors

Dr Lindsay Wakefield, MBBS (Independent Non-Executive)

Experience and expertise	Dr Wakefield was appointed to the Board on September 24, 2014. He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left Medicine to become the fulltime CEO of the Company. In 2006 Safetech was awarded the Telstra Australian National Business of the Year. In 2013 Safetech merged and ultimately acquired Tieman Materials Handling. Dr. Wakefield continues as the CEO of the Company. It is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions.
Safetech employs approximately 120 people. Dr. Wakefield has been a Biotech investor for more than 20 years.

Other current public listed directorships	None

Former directorships in last 3 years	None

Special responsibilities	Chairman of the Remuneration Committee and Member of the Audit and Risk Committee

Interests in shares and options (direct and indirect)	Shares: 9,418,104 Unlisted Performance Rights: 3,750,000 Unlisted Options: Nil

Dr Jerzy (George) Muchnicki (Executive Director and Interim Chief Executive Officer)

Experience and expertise	Dr Muchnicki was appointed to the Board on January 31, 2018 and has also been appointed to the role of part time Business Development Director. George graduated from Monash University having held positions in private practice for some 25 years to head of student health at Melbourne University. For the past 14 years he has been mostly involved in commercialisation and funding R&D in the biotechnology sector from gene silencing to regenerative medicine.

Dr Muchnicki brings with him strong commercial and medical skills, including broad interests in software development, blockchain and sustainable building materials. He is a co- founder and Non-Executive Director of Speed Panel Holdings a world leader in fire rated and acoustic wall solutions. He is also the co-founder of Candlebets, a software development company that is creating blockchain enabled platforms for the gaming industry.

Other current public listed directorships None Former

directorships in last 3 years	None

Special responsibilities	None

Interests in shares and options (direct and indirect)	Shares: 263,085,885 Unlisted Options: 125,000,000 Unlisted Performance Rights: 6,250,000

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Mr Peter Rubinstein (Independent Non-Executive and Chairman)

Experience and expertise

Mr Peter Rubinstein was appointed to the Board on January 31, 2018. He has over 20 years’ experience in early stage technology commercialisation through to public listings on the ASX. He is a lawyer, having worked at one of the large national firms prior to moving in house at Montech, the commercial arm of Monash University.

Mr Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies including in biotech, digital payments and renewable energy. Peter is also a Director of DigitalX Limited (DCC).

Other current public listed directorships	DigitalX Ltd (ASX:DCC)

Former directorships in last 3 years	None

Special responsibilities	Member of the Audit Committee and Member of Remuneration Committee Chairman of the board of directors

Interests in shares and options (direct and indirect)	Shares: 308,132,009 Unlisted Options: 125,000,000 Unlisted Performance Rights: 5,000,000

Nicholas Burrows (Independent Non-Executive)

Experience and expertise	Mr. Burrows was appointed to the Board on September 2, 2019. He is a contemporary independent Non-Executive Director across the listed, government and private sectors with significant expertise in corporate governance, and strategic, commercial, financial and risk management oversight.

His current diverse multi-sector portfolio includes Non- Executive Directorships of Clean Seas Seafood Limited, TasWater, and a number of private companies. Mr. Burrows also provides board, governance, audit and risk advisory services to entities within the IT, tourism and hospitality, debt recovery, agribusiness, forestry, and Local/State Government sectors.

Mr. Burrows was Chief Financial Officer and Company Secretary of Tassal Group Limited for 21 years from 1988 to 2009 and accordingly brings to the Board strong independent c-suite commercial experience and the benefits of an extensive and contemporary senior executive ASX200 listed entity background.

Mr. Burrows is a respective Fellow of the Australian Institute of Company Directors, Taxation Institute of Australia, Institute of Chartered Accountants Australia, Governance Institute of Australia Ltd and the Financial Services Institute of Australasia and is also a Chartered Accountant and Registered Company Auditor. Mr. Burrows also served as National President of the Governance Institute of Australia in 2002 and served on their National Board for 6 years.

Other current public listed directorships	Clean Seas Seafood Ltd (ASX:CSS)

Former directorships in last 3 years	None

Special responsibilities	Chairman of the Audit Committee and Member of Remuneration Committee

Interests in shares and options (direct and indirect)	Shares: 1,670,000 Unlisted Options: Nil Unlisted Performance Rights: Nil

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Dr Paul A. Kasian, PhD, MBA, GAICD (Former Chairman & Former Chief Executive Officer) (resigned on September 24, 2019)

Experience and expertise	Dr Kasian was appointed to the Board on 12 December 2013 and became Chairman of the Company on 31 January 2018 and interim, part time CEO on 6 February 2018. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles.

Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr Kasian is also a non- executive director and the Chairman of IODM Limited (ASX: IOD), and former Non-Executive Director of ELK OrthoBiologics and Blockchain Global Limited.

Other current public listed directorships	IODM Limited (ASX:IOD)

Former directorships in last 3 years	ELK OrthoBiologics Blockchain Global Limited.

Special responsibilities	Former Chairman of the board of directors Former Chief Executive Officer

Interests in shares and options*	Shares: Nil Unlisted Options: Nil Unlisted Performance Rights: Nil

* For former Directors, the interest in shares and options are as of the date they cease being the Directors of the Company.

Mr Xue Lee (Former Non-Executive Director) (resigned on July 9, 2019)

Experience and expertise	Mr Xue Lee was appointed to the Board on January 31, 2018. He is the founder and CEO of Blockchain Global Limited, which offers one of Australia’s largest cryptocurrency exchanges, blockchain consulting and blockchain incubation services, assisting with over $200m in blockchain related investments with offices in Melbourne, New York, Kobe, Shanghai and Dalian. Mr Lee is a frequent speaker at Blockchain Summits, DLT Conferences and has been a panellist at the World Economic Forum.

Other current public listed directorships	None

Former directorships in last 3 years	None

Special responsibilities	Former Non-Executive Director

Interests in shares and options*	Unlisted Performance Rights: Nil

* For former Directors, the interest in shares and options are as of the date they cease being the Directors of the Company.

16

Genetic Technologies Limited (ASX:GTG)	Annual Report

Meetings of directors

The numbers of meetings of the company’s board of directors and of each board committee held during the year ended June 30, 2020, and the numbers of meetings attended by each director were:

			Meetings of Committees
	Full Meetings of Directors		Audit		Remuneration
Director	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Lindsay Wakefield	12	12	7	7	1	1
Dr Paul Kasian[1]	2	2	2	-	1	-
Dr Jerzy Muchnicki	12	12	7	-	1	-
Mr Peter Rubinstein	12	12	7	7	1	1
Mr Nicholas Burrows[2]	9	9	4	4	1	1
Mr Xue Lee[3]	-	-	-	-	-	-

1.	Dr Paul Kasian - resigned September 24, 2019
2.	Mr Nicholas Burrows - appointed on September 2, 2019
3.	Mr Xue Lee - resigned on July 9, 2019

Remuneration report

The directors present the Genetic Technologies Limited 2020 remuneration report, outlining key aspects of our remuneration policy and framework, and remuneration awarded this year.

The report is structured as follows:

(i)	Key management personnel (KMP) covered in this report

(ii)	Remuneration policy and link to performance

(iii)	Elements of remuneration

(iv)	Link between remuneration and performance

(v)	Remuneration expenses for executive KMP

(vi)	Contractual arrangements for executive KMP

(vii)	Additional statutory information

(a)	Key management personnel covered in this report

●	Mr Peter Rubinstein (Independent Non-Executive and Chairman)

●	Dr Jerzy Muchnicki (Executive Director and Interim CEO)

●	Dr Lindsay Wakefield (Independent Non-Executive)

●	Mr Nicholas Burrows (Independent Non-Executive) (appointed on September 2, 2019)

●	Dr Paul Kasian (Former Chairman and Former Interim CEO) (resigned on September 24, 2019)

●	Mr Xue Lee (Non-Executive) (resigned on July 9, 2019)

Other key management personnel

●	Dr Richard Allman (Chief Scientific Officer)

●	Mr Phillip Hains (Chief Financial Officer) (appointed July 15, 2019)

●	Mr Stanley Sack (Chief Operating Officer) (appointed May 18, 2020)

●	Mr Paul Viney (Former Chief Financial Officer, Former Chief Operating Officer and Former Company Secretary) (appointed on December 15, 2018 and resigned on July 15, 2019)

●	Mr Kevin Fischer (Former Chief Financial Officer) (resigned on December 31, 2018)

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Genetic Technologies Limited (ASX:GTG)	Annual Report

(b)	Remuneration policy and link to performance

Our remuneration and nomination committee is made up of independent non-executive directors. The committee reviews and determines our remuneration policy and structure annually to ensure it remains aligned to business needs, and meets our remuneration principles. In particular, the board aims to ensure that remuneration practices are:

●	competitive and reasonable, enabling the company to attract and retain key talent

●	aligned to the company’s strategic and business objectives and the creation of shareholder value

●	transparent and easily understood, and

●	acceptable to shareholders.

Element	Purpose	Performance metrics	Potential value
Fixed remuneration	Provide competitive	Nil	Positioned at the market rate
(FR)	market salary
including super-
annuation and non-
monetary benefits

Short Term	Reward for in-year	Company and	Nil
Incentive (STI)	performance and	individual performance
	retention	goals

Long Term	Alignment to long-	Share price, capital	Interim CEO
Incentive (LTI)	term shareholder value	raised, company and individual performance goals	Unlisted Performance Rights:
● 6,250,000 Class A (issue date: December 12, 2018, expiry date: December 11, 2021, vesting terms: 100% to vest on achievement of the performance hurdles)

Chairman & Other Non-Executive Directors:

Unlisted Performance Rights:

● 3,750,000 Class A (issue date: December 12, 2018, expiry date: December 11, 2021, vesting terms: 100% to vest on achievement of the performance hurdles)
● 5,000,000 Class A (issue date: December 12, 2018, expiry date: December 11, 2021, vesting terms: 100% to vest on achievement of the performance hurdles)

Performance hurdles

The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days.

The Directors, being the recipients of the Performance Rights, must remained engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

Assessing performance

The remuneration and nomination committee is responsible for assessing performance against KPIs and determining the STI and LTI to be paid. To assist in this assessment, the committee receives data from independently run surveys.

Performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

(c)	Elements of remuneration

(i)	Fixed annual remuneration (FR)

Objective

The Remuneration Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management.

Structure

Fixed remuneration consists of some or all of the following components:

●	base salary;

●	non-monetary benefits which can include a motor vehicle allowance, health insurance etc.; and

●	superannuation benefits, which includes employer contributions,

With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group.

Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Remuneration Committee.

All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments.

Remuneration Committee membership

As at the date of this Report, the composition of the committee is as follows:

●	Dr Lindsay Wakefield - Chairman of the Committee

●	Mr Nicholas Burrows (Member)

●	Mr Peter Rubinstein (Member)

(ii)	Short-term incentives

Short Term Incentive (STI) is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle.

Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended June 30, 2020 include, amongst other things, the achievement of:

●	achieving targets for cost reduction or efficiency gains;

●	contributing to business growth and expansion; and

●	performance or the delivery of results which exceed agreed targets.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment.

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO. During the financial year ended June 30, 2020, no Short Term Incentive payments were made to either Executives or other senior employees.

(iii)	Long-term incentives

The objective of the Group’s LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group’s long term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

Long Term Incentive (LTI) grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Employee Option Plan. Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance.

During the year ended June 30, 2020, a net share-based payments expense of $14,442 (2019: $335,102) was incurred by the Company in respect of all options and Performance Rights which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised. The prescribed period ranges from two to six months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death. In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

(d)	Link between remuneration and performance Statutory performance indicators

The Company aims to align executive remuneration to the Company’s strategic and business objectives and the creation of shareholder wealth. The table below shows measures of the group’s financial performance over the last five years as required by the Corporations Act 2001. However, these are not necessarily consistent with the measures used in determining the variable amounts of remuneration to be awarded to KMPs. As a consequence, there may not always be a direct correlation between the statutory key performance measures and the variable remuneration awarded.

	2020	2019	2018	2017	2016
Loss for the year attributable to owners ($)	6,098,930	6,425,604	5,463,872	8,403,826	8,458,965

Basic earnings per share (cents)	(0.1)	(0.2)	(0.2)	(0.4)	(0.5)

Share price at year end ($)	0.005	0.006	0.010	0.007	0.019

The Company’s earnings have remained negative since inception due to the nature of the business. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by the Company. The Company continues to focus on the research and development of its intellectual property portfolio with the objective of achieving key development and commercial milestones in order to add further shareholder value.

20

Genetic Technologies Limited (ASX:GTG)	Annual Report

(e)	Remuneration expenses

The following table shows details of the remuneration expense recognised for the group’s executive key management personnel for the current and previous financial year measured in accordance with the requirements of the accounting standards.

2020		Short-term benefits		Post- employment benefits	Long- term benefits	Share-based payments
	Cash salary	Cash		Super-	Long service	Termination
	and fees	bonus	Other*	annuation	leave	Benefits	Equity	Total
	$	$	$	$	$	$	$	$
Non-executive directors
Dr Lindsay Wakefield	66,295	-	-	6,298	-	-	9,625	82,218
Mr Peter Rubinstein	106,946	-	-	6,835	-	-	12,833	126,614
Mr Xue Lee (resigned on July 9, 2019)	1,570	-	-	149	-	-	(5,616)	(3,897)
Mr Nicholas Burrows (appointed on September 2, 2019)	53,775	-	-	5,109	-	-	-	58,884
Executive directors
Dr Paul Kasian (resigned on September 24, 2019)	62,789	-	-	5,923	-	-	(76,368)	(7,656)
Dr Jerzy Muchnicki	139,824	-	-	13,283	-	-	16,042	169,149
Other KMP
Dr Richard Allman	168,600	-	360	16,017	3,231	-	10,986	199,194
Mr Stanley Sack (appointed May 18, 2020)	38,500	-	-	-	-	-	-	38,500
Total	638,299	-	360	53,614	3,231	-	(32,498)	663,006

* Comprises of annual leave components.

Mr Phillip Hains was appointed on July 15, 2019 as the group’s Chief Financial Officer. During the year ended June 30, 2020, he does not earn any remuneration apart from the provision of advice on the capacity as the CFO, accounting and other finance related activities through his firm, The CFO Solution. During the reporting period, the total service fees of $527,724 (2019: $45,459) were paid.

During the financial year ended June 30, 2020, the board approved to obtain consulting services in relation to capital raises, compliance, NASDAQ hearings and investor relations from its Non-executive director and current Chairman, Mr Peter Rubinstein. The services procured were through Mr Peter Rubinstein’s associate entity, ValueAdmin.com Pty Ltd, and amounted to $35,000 which remains payable and is included as part of the cash salary and fees above as at June 30, 2020.

During the financial year ended June 30, 2020, the board members sacrificed 20% of their fees for a certain period in order to support the staff costs during the COVID-19 cutback on working hours. Due to this there is a variance between the above disclosed and the contractual arrangement disclosures.

21

Genetic Technologies Limited (ASX:GTG)	Annual Report

The following table shows details of remuneration expenses of each director or other key management personnel recognised for the year ended June 30, 2019.

2019		Short-term benefits		Post- employment benefits	Long-term benefits	Share-based payments
	Cash salary and fees	Cash bonus	Other*	Super- annuation	Long service leave	Equity	Total
	$	$	$	$	$	$	$
Non-executive directors
Dr Lindsay Wakefield	67,462	-	-	6,409	-	5,615	79,486
Mr Peter Rubinstein	67,462	-	-	6,409	-	7,486	81,357
Mr Xue Lee (resigned on July 9, 2019)[5]	58,330	-	-	5,541	-	28,849	92,720
Executive directors
Dr Paul Kasian (resigned on September 24, 2019)4	192,410	-	8,745	18,279	-	76,368	295,802
Dr Jerzy Muchnicki[1]	82,995	-	(1,200)	7,884	-	9,358	99,037
Other KMP
Dr Richard Allman	168,600	70,576	2,289	20,319	4,124	36,486	302,394
Kevin Fischer[2]	101,644	47,032	1,332	12,785	(3,390)	(6,276)	153,127
Paul Viney[3]	89,519	-	6,965	8,504	-	-	104,988
Total	828,422	117,608	18,131	86,130	734	157,886	1,208,911

1.Dr Muchnicki was appointed to the Board on January 31, 2018 and has also been appointed to the role of part time Business Development Director.

2.Mr Kevin Fischer resigned on December 31, 2018.

3.Mr Paul Viney was appointed as the Chief Financial Officer, Chief Operating Officer and Company Secretary on December 15, 2018 and subsequently resigned from the positions on July 15, 2019.

4.Dr Kasian resigned on September 24, 2019.

5.Mr Xue Lee resigned on July 9, 2019.

*Comprises of annual leave components.

(f)	Contractual arrangements with the directors and other key management personnel

Name:	Dr Jerzy Muchnicki
Position:	Executive Director and Interim Chief Executive Officer
Fixed remuneration:	$167,543 (inclusive of superannuation)

Name:	Mr Peter Rubinstein
Position:	Independent Non-Executive Director and Chairman
Fixed remuneration:	$103,772 (inclusive of superannuation)
Consulting fee:	$35,000 (excluding GST)

Name:	Dr Lindsay Wakefield
Position:	Independent Non-Executive Director
Fixed remuneration:	$73,871 (inclusive of superannuation)

22

Genetic Technologies Limited (ASX:GTG)	Annual Report

(f)	Contractual arrangements with the directors and other key management personnel (continued)

Name:	Mr Nicholas Burrows (appointed September 2, 2019)
Position:	Independent Non-Executive Director
Fixed remuneration:	$73,871 (inclusive of superannuation)

Name:	Dr Richard Allman
Position:	Chief Scientific Officer
Fixed remuneration:	$168,600 (exclusive of superannuation)

Name:	Mr. Phillip Hains
Position:	Chief Financial Officer
Fixed remuneration:	$11,715 (excluding GST) per month

Name:	Mr. Stanley Sack
Position:	Chief Operating Officer
Fixed remuneration:	$8,750 (excluding GST) per month

Key Terms and Conditions:

The key provisions contained in the agreements of the directors’ of the Company include the following:

●	The Company does not have a set tenure for directors, and under the Corporations Act and the Constitution, the directorship can cease under prescribed circumstances (example, bankruptcy, conviction of an offence). In addition, the director may resign by providing notice in writing at any time.

●	No form of remuneration linked to short term incentives has been issued to any of the directors.

●	The following are the key provisions contained in the agreements of the other Key Management Personnel:

Mr Stanley Sack (appointed May 18, 2020)

●	Stanley Sack, under his consulting agreement with the Company has an agreed fixed remuneration of $8,750 (plus GST) per month work consisting of four half days per week.

●	Towards termination, the agreement states that the Company or Consultant may terminate the agreement at any time upon the giving of 30 days prior written notice to the other party. The Company and/or the Consultant can propose an adjusted level of ongoing consulting services and parties would agree to consider such an adjustment in good faith and replace the agreement with a replacement agreement on the newly agreed terms.

●	Due to the agreement being consulting in nature the Company shall not be required to make contributions for employment insurance, superannuation, workers’ compensation or similar premiums, employer health tax and other similar levies on behalf of any of the Consultant’s personnel.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Mr Phillip Hains (appointed July 15, 2019)

Mr Phillip Hains, the Company’s current Chief Financial Officer, has a service agreement with the Company through his accounting practice entity The CFO Solution. Under the agreement the following are the terms and conditions:

●	The agreement relates to provision of accounting, financial reporting and ad hoc support to the internal finance team with a fixed fee of $11,715 (excluding GST) per month.

●	The Company may, in its absolute discretion, by notice in writing to the The CFO Solution, seek to extend the agreement for a period of 12 months. Upon extension of the contract, the agreement may only be terminated by the Company prior to the expiry of the 12 month minimum period upon the payment of the standard monthly fees payable for the balance of the 12 month minimum period. Thereafter this agreement shall remain in force from the expiry of the minimum 12 month until terminated by the Company or the The CFO Solution by giving the other party a 3 months of notice in writing.

Dr Richard Allman

●	Towards termination, the agreement states that the Company or the employee may terminate at any time by providing a 30 day notice to the other party or the agreement will be terminated on the expiration of that notice.

●	On termination of this agreement the Company will pay the employee the salary package due up to and including the date of termination.

(g)	Additional statutory information

(i)	Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense on page 21 above:

	Fixed remuneration		At risk - STI		At risk - LTI
	2020	2019	2020	2019	2020	2019
	%	%	%	%	%	%
Non-executive director
Dr Lindsay Wakefield	88	93	-	-	12	7
Mr Peter Rubinstein	90	91	-	-	10	9
Mr Xue Lee (resigned on July 9, 2019)	100	69	-	-	-	31
Mr Nicholas Burrows (appointed on September 2, 2019)	100	-	-	-	-	-
Executive directors
Dr Jerzy Muchnicki	91	91	-	-	9	9
Dr Paul Kasian (resigned on September 24, 2019)	100	74	-	-	-	26
Other KMP
Mr Richard Allman	94	65	-	23	6	12
Mr Stanley Sack (appointed May 18, 2020)	100	-	-	-	-	-
Mr Phillip Hains (appointed July 15, 2019)	100	-	-	-	-	-

24

Genetic Technologies Limited (ASX:GTG)	Annual Report

(ii)	Terms and conditions of the share-based payment arrangements Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting period are as follows:

Grant date	Vesting and exercise date	Expiry date	Exercise price	Value per option at grant date	% Vested
December 12, 2018	June 30, 2019	December 11, 2021	$0.01	$0.01	100%

The following options lapsed during financial year 2019:

Name	Options lapsed	Exercise price	Fair value per option	Final vesting date
Dr Jerzy Muchnicki	6,666,667	0.015	0.017	December 2, 2014
Total	6,666,667

The options mentioned above lapsed during financial year 2019, however they were not shown as lapsed in the prior year’s remuneration report. Hence, in the current year, the movement in options held by Dr. Jerzy Muchnicki has been reflected by taking into account these lapsed options.

Performance Rights

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 Performance Rights to Directors of the Company as follows:

●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr Paul Kasian

●	3,750,000 Class A Performance Rights to Dr Lindsay Wakefield

●	6,250,000 Class A Performance Rights to Dr Jerzy Muchnicki

●	5,000,000 Class A Performance Rights to Mr Peter Rubinstein

●	3,750,000 Class A Performance Rights to Mr Xue Lee

Subsequently, the Performance Rights issued to Dr Paul Kasian and Mr Xue Lee were forfeited since they resigned from their position in the current financial year. Due to the forfeiture of Performance Rights, a reversal amounting to $81,984 relating to previously expensed amounts was accounted for during the current reporting period.

Name	Options forfeited	Exercise price	Fair value of each Performance Rights (cents)
Dr Paul Kasian	7,500,000	0.0	0.77
Dr Paul Kasian	25,000,000	0.0	0.77
Dr Paul Kasian	25,000,000	0.0	0.57
Mr Xue Lee	3,750,000	0.0	0.77
Total	61,250,000

The Company has accounted for above Performance Rights in accordance with its accounting policy for share-based payment transactions and has recorded net reversal of $43,484 of associated expense in the current year end (2019: $104,441).

25

Genetic Technologies Limited (ASX:GTG)	Annual Report

Valuation of Performance Rights

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:

●	the period outstanding before the expiry date of the Performance Rights;

●	the underlying price or value of the securities into which they may be converted;

●	the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and

●	the value of the shares into which the Performance Rights may be converted.

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Monte Carlo simulation).

The Company has commissioned an independent valuation of the Performance Rights. The independent valuer has applied the Monte Carlo simulation in providing the valuation of the Performance Rights.

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a)	exercise price being 0.0 cents per Performance Right for all classes;

b)	VWAP hurdle (10 days consecutive share price hurdle) equaling $0.02 for Class A and Class B and 3.3 cents for Class C Performance Rights;

c)	the continuously compounded risk free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at October 8, 2018 of similar duration to that of the expected life of each class of Performance Rights);

d)	the expected option life of 2.8 years for all classes of Performance Rights; and

e)	a volatility measure of 80%.

Based on the independent valuation of the Performance Rights, the Company agrees that the total value of the Performance Rights to be issued to each director (excluding those that have been forfeited) is as follows:

Valuation of Class A Performance Rights:

	Number of Performance Rights issued	Valuation per Class A (cents)	Total fair value of Class A Performance Rights
Dr Lindsay Wakefield	3,750,000	0.77	$28,875
Dr George Muchnicki	6,250,000	0.77	$48,125
Mr Peter Rubinstein	5,000,000	0.77	$38,500

26

Genetic Technologies Limited (ASX:GTG)	Annual Report

Option holdings
	Balance at the start		Granted as			Balance at
2020	of the year	Granted as remuneration	part of cost of capital	Exercised	Other changes[1]	the end of the year	Vested and exercisable
Dr Lindsay Wakefield	-	-	-	-	-	-	-
Mr Peter Rubinstein3	-	-	125,000,000	-	-	125,000,000	125,000,000
Mr Xue Lee (resigned on July 9, 2019)	-	-	-	-	-	-	-
Mr Nicholas Burrows (appointed on September 2, 2019)	-	-	-	-	-	-	-
Dr Paul Kasian (resigned on September 24, 2019)	-	-	-	-	-	-	-
Dr Jerzy Muchnicki2	6,666,667	-	125,000,000	-	(6,666,667)	125,000,000	125,000,000
Dr Richard Allman	15,000,000	-	-	-	-	15,000,000	15,000,000
Mr Stanley Sack (appointed on May 18, 2020)	-	-	-	-	-	-	-
Mr Phillip Hains (appointed on July 15, 2019)	-	-	-	-	-	-	-
Total	21,666,667	-	250,000,000	-	(6,666,667)	265,000,000	265,000,000

1.Other changes incorporates changes resulting from the expiration/forfeiture of options.

2.Dr Jerzy Muchnicki currently holds 125,000,000 unlisted options issued as the sub-underwriter during the capital raise process in October 2019. Hence, the unlisted options have been accounted for as part of transactions costs to equity and are not issued as a part of his remuneration.

3.Mr Peter Rubinstein currently holds 125,000,000 unlisted options issued as the sub-underwriter during the capital raise process in October 2019. Hence, the unlisted options have been accounted for as part of transactions costs to equity and are not issued as a part of his remuneration.

Performance Rights

2020	Balance at the start of the year	Granted as remuneration	Exercised	Other changes[1]	Balance at the end of the year
Dr Lindsay Wakefield	3,750,000	-	-	-	3,750,000
Mr Peter Rubinstein	5,000,000	-	-	-	5,000,000
Mr Xue Lee (resigned on July 9, 2019)	3,750,000	-	-	(3,750,000)	-
Mr Nicholas Burrows (appointed on September 2, 2019)	-	-	-	-	-
Dr Paul Kasian (resigned on September 24, 2019)	57,500,000	-	-	(57,500,000)	-
Dr Jerzy Muchnicki	6,250,000	-	-	-	6,250,000
Dr Richard Allman	-	-	-	-	-
Mr Stanley Sack (appointed on May 18, 2020)	-	-	-	-	-
Mr Phillip Hains (appointed on July 15, 2019)	-	-	-	-	-
Total	76,250,000	-	-	(61,250,000)	15,000,000

1. Performance Rights issued to Dr Paul Kasian and Mr Xue Lee have forfeited since they resigned from the posts in the current financial year.

27

Genetic Technologies Limited (ASX:GTG)	Annual Report

Share holdings
2020	Balance at the start of the year[1]	Granted as remuneration	Received on exercise of options	Other changes[2]	Balance at the end of the year[3]
Dr Lindsay Wakefield	8,325,263	-	-	1,092,841	9,418,104
Mr Peter Rubinstein	47,282,700	-	-	260,849,309	308,132,009
Mr Xue Lee (resigned on July 9, 2019)	59,594,850	-	-	(59,594,850)	-
Mr Nicholas Burrows (appointed on September 2, 2019)	-	-	-	1,670,000	1,670,000
Dr Paul Kasian (resigned on September 24, 2019)	256,410	-	-	(256,410)	-
Dr Jerzy Muchnicki	20,903,244	-	-	242,182,641	263,085,885
Dr Richard Allman	-	-	-	-	-
Mr Stanley Sack (appointed on May 18, 2020)	-	-	-	-	-
Mr Phillip Hains (appointed on July 15, 2019)	-	-	-	-	-
Total	136,362,467	-	-	445,943,531	582,305,998

1.Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

2.Other changes incorporates changes resulting from the acquisition or disposal of shares or in relation to rights issues.

3.For former KMP, the balance is as at the date they cease being KMP.

Indemnifying directors and officers

During the financial year, the Group maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Group has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Proceedings on behalf of the company

No proceedings have been brought or intervened in on behalf of the Group with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

The company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the group are important.

During the year ended June 30, 2020, the Group engaged the external auditor to provide audit and other assurance services. Please refer to note 20 for further information.

Auditor

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 29.

This report is made in accordance with a resolution of directors.

Dr Jerzy Muchnicki

Director

Melbourne

September 18, 2020

28

Genetic Technologies Limited (ASX:GTG)	Annual Report

Auditor’s Independence Declaration

As lead auditor for the audit of Genetic Technologies Ltd for the year ended 30 June 2020, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b)	no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Genetic Technologies Ltd and the entities it controlled during the period.

Jon Roberts	Melbourne
Partner PricewaterhouseCoopers	18 September 2020

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

29

Genetic Technologies Limited (ASX:GTG)	Annual Report

Corporate governance statement

Genetic Technologies Limited and the board are committed to achieving and demonstrating the highest standards of corporate governance. Genetic Technologies Limited has reviewed its corporate governance practices against the Corporate Governance Principles and Recommendations (3rd edition) published by the ASX Corporate Governance Council.

The 2020 corporate governance statement is dated as at June 30, 2020 and reflects the corporate governance practices in place throughout the 2020 financial year. The 2020 corporate governance statement was approved by the board on September 16, 2020. A description of the group’s current corporate governance practices is set out in the group’s corporate governance statement which can be viewed at:

www.gtglabs.com/corporate-governance.

30

Genetic Technologies Limited (ASX:GTG)	Annual Report

Financial report – June 30, 2020

These reports are consolidated financial statements for the group consisting of Genetic Technologies Limited and its subsidiaries. A list of major subsidiaries is included in note 14.

The report is presented in Australian dollars.

Genetic Technologies Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

60-66 Hanover Street

Fitzroy VIC 3065

31

Genetic Technologies Limited (ASX:GTG)	Annual Report

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2020		2020	2019
	Notes	$	$
Revenue from contracts with customers	3(a)	9,864	25,444
Cost of sales of goods		(251,511)	(276,267)
Gross loss		(241,647)	(250,823)
Other income	4(a)	1,140,647	1,019,769
Fair value gains on financial liabilities	4(b)	195,845	-
Other gains/(losses)	4(b)	(5,522)	(407,482)
General and administrative expenses		(4,058,557)	(3,830,198)
Laboratory and Research and Development		(2,477,578)	(2,360,762)
Selling and Marketing		(637,295)	(576,077)
Operating loss		(6,084,107)	(6,405,573)
Finance expenses		(14,823)	(20,031)
Loss before income tax		(6,098,930)	(6,425,604)
Income tax expense	5	-	-
Loss for the year		(6,098,930)	(6,425,604)
Other comprehensive income
Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	9(b)	(33,175)	23,668
Total comprehensive loss for the year		(6,132,105)	(6,401,936)
Total comprehensive income for the year is attributable to:
Owners of Genetic Technologies Limited		(6,132,105)	(6,401,936)
		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	21	(0.15)	(0.24)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

32

Genetic Technologies Limited (ASX:GTG)	Annual Report

Consolidated balance sheet

As at 30 June 2020
		2020	2019
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents	6(a)	14,214,160	2,131,741
Trade and other receivables	6(b)	789,354	818,766
Inventories		91,390	31,865
Other current assets		97,845	213,300
Total current assets		15,192,749	3,195,672
Non-current assets
Right-of-use asset	8(a)	397,945	-
Property, plant and equipment	7(a)	42,285	69,333
Total non-current assets		440,230	69,333
Total assets		15,632,979	3,265,005
LIABILITIES
Current liabilities
Trade and other payables	6(c)	723,724	1,005,308
Employee benefit obligations	7(b)	432,933	487,682
Lease liabilities	8(a)	240,915	-
Total current liabilities		1,397,572	1,492,990
Non-current liabilities
Borrowing	6(d)	52,252	-
Employee benefit obligations	7(b)	1,927	809
Other financial liabilities	6(e)	977,237	-
Lease liabilities	8(a)	188,621	-
Total non-current liabilities		1,220,037	809
Total liabilities		2,617,609	1,493,799
Net assets		13,015,370	1,771,206
EQUITY
Share capital	9(a)	140,111,073	125,498,824
Other reserves	9(b)	8,755,489	6,009,932
Retained earnings		(135,851,192)	(129,737,550)
Total equity		13,015,370	1,771,206

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

33

Genetic Technologies Limited (ASX:GTG)	Annual Report

Consolidated statement of changes in equity

For the year ended 30 June 2020
		Attributable to the owners of Genetic Technologies Limited
		Share		Accumulated	Total
		Capital	Reserve	losses	equity
	Notes	$	$	$	$
Balance at July 1, 2018		122,372,662	5,651,162	(123,311,946)	4,711,878
Loss for the year		-	-	(6,425,604)	(6,425,604)
Other comprehensive loss		-	23,668	-	23,668
Total comprehensive income for the year		-	23,668	(6,425,604)	(6,401,936)

Transactions with owners in their capacity as owners:
Contributions of equity net of transaction costs	9(a)	3,126,162	-	-	3,126,162
Share-based payments	9(b)	-	341,201	-	341,201
Issue of options/warrants to underwriters	9(b)	-	(6,099)	-	(6,099)
		3,126,162	335,102	-	3,461,264
Balance at June 30, 2019		125,498,824	6,009,932	(129,737,550)	1,771,206
Initial adoption of AASB 16	23(a)	-	-	(14,712)	(14,712)
Restated total equity at July 1, 2019		125,498,824	6,009,932	(129,752,262)	1,756,494
Loss for the year		-	-	(6,098,930)	(6,098,930)
Other comprehensive loss		-	(33,175)	-	(33,175)
Total comprehensive income for the year		-	(33,175)	(6,098,930)	(6,132,105)
Transactions with owners in their capacity as owners
Contributions of equity, net of transaction costs and tax	9(a)	14,612,249	-	-	14,612,249
Reversal of forfeited Performance Rights	9(b)	-	(81,984)	-	(81,984)
Share-based payments	9(b)	-	67,542	-	67,542
Issue of options/warrants to underwriters	9(b)	-	2,793,174	-	2,793,174
		14,612,249	2,778,732	-	17,390,981
Balance at June 30, 2020		140,111,073	8,755,489	(135,851,192)	13,015,370

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

34

Genetic Technologies Limited (ASX:GTG)	Annual Report

Consolidated statement of cash flows for the period

For the year ended 30 June 2020		2020	2019
	Notes	$	$
Cash flows from operating activities
Receipts from customers		9,864	204,768
Payments to suppliers and employees		(6,758,484)	(6,575,163)
R&D tax incentive and other grants received		1,036,522	297,213
Net cash outflow from operating activities	10(a)	(5,712,098)	(6,073,182)
Cash flows from investing activities
Payments for property, plant and equipment	7(a)	(38,100)	(50,309)
Proceeds from sale of financial assets at fair value through other comprehensive income		43,380	-
Interest received		22,507	25,849
Proceeds from sale of property, plant and equipment		37,000	-
Repayment of loans by related parties		-	(500,000)
Net cash inflow (outflow) from investing activities		64,787	(524,460)
Cash flows from financing activities
Proceeds from issues of shares and other equity securities		21,793,678	3,557,509
Proceeds from borrowings		52,252	-
Principal elements of finance lease payments		(183,907)	-
Share issue cost		(3,215,174)	(431,347)
Interest paid		(86,503)	-
Net cash inflow from financing activities		18,360,346	3,126,162
Net increase (decrease) in cash and cash equivalents		12,713,035	(3,471,480)
Cash and cash equivalents at the beginning of the financial year		2,131,741	5,487,035
Effects of exchange rate changes on cash and cash equivalents		(630,616)	116,186
Cash and cash equivalents at end of year	6(a)	14,214,160	2,131,741

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

35

Genetic Technologies Limited (ASX:GTG)	Annual Report

Notes to the financial statements

Contents of the the notes to the financial statements

36

Genetic Technologies Limited (ASX:GTG)	Annual Report

1 Going Concern

For the year ending June 30, 2020, the Group incurred a total comprehensive loss of $6,132,105 (2019: $6,401,936) and net cash outflow from operations of $5,712,098 (2019: $6,073,182). As at June 30, 2020 the Group held total cash and cash equivalents of $14,214,160 and total net current assets of $13,795,177.

The Company expects to continue to incur losses and cash outflows for the foreseeable future as it continues to invest resources in expanding the research and development activities in support of the distribution of existing and new products. Following successful capital raises in the last three months of the financial year, the Company has $14.2 million cash and cash equivalents as at June 30, 2020. In the Director’s opinion this, together with a further gross proceeds of US$5.1 million before transaction costs raised in July 2020, will underpin the Company’s funding requirements for approximately two years. As a result the financial statements have been prepared on a going concern basis.

2 Segment information

(a) Description of segments and principal activities

The Company has identified two reportable segments as reported that is consistent with the internal reporting provided to the chief operating decision maker.

Management considers the business from a geographic perspective and has identified two reportable segments:

●	Australia: is the home country of the parent entity and the location of the company’s genetic testing and licensing operations.

●	USA: is the home of Phenogen Sciences Inc. and GeneType Corporation

37

Genetic Technologies Limited (ASX:GTG)	Annual Report

2 Segment information (continued)

(b) Geographical segments

The segment information for the reportable segments is as follows:

2020 Consolidated entity	Australia $	USA $	Total $
Segment revenue & other income
Revenue from contracts with customers	3,160	6,704	9,864
Other income	1,130,881	9,766	1,140,647
Net other gains	190,323	-	190,323
Cost of goods sold	(243,506)	(8,005)	(251,511)
Total segment revenue & other income	1,080,858	8,465	1,089,323
Segment expenses
Depreciation and amortisation	(65,148)	-	(65,148)
Finance costs	(1,221)	(13,602)	(14,823)
Share-based payments	14,442	-	14,442
Laboratory and research and development	(2,310,815)	(166,763)	(2,477,578)
General and administrative expenses	(4,046,264)	(12,295)	(4,058,559)
Other operating expenses	(159,009)	(226,793)	(385,802)
Depreciation for right-of-use assets	(200,785)	-	(200,785)
Total segment expenses	(6,768,800)	(419,453)	(7,188,253)
Income tax expenses	-	-	-
Loss for the period	(5,687,942)	(410,988)	(6,098,930)
Total Segment Assets	15,329,955	303,024	15,632,979
Total Segment Liabilities	(2,404,288)	(213,321)	(2,617,609)

38

Genetic Technologies Limited (ASX:GTG)	Annual Report

2 Segment information (continued)

(b) Geographical segments (continued)

2019 Consolidated entity	Australia $	USA $	Total $
Segment revenue & other income
Revenue from contracts with customers	10,579	14,865	25,444
Other income	1,019,711	58	1,019,769
Net other gains/(losses)	(407,482)	-	(407,482)
Cost of goods sold	(265,492)	(10,775)	(276,267)
Total segment revenue & other income	357,316	4,148	361,464
Segment expenses
Depreciation and amortisation	(156,250)	-	(156,250)
Finance costs	(3,884)	(16,147)	(20,031)
Share-based payments	(326,952)	-	(326,952)
Laboratory and research and development	(2,181,469)	(179,293)	(2,360,762)
General and administrative expenses	(3,816,607)	(13,591)	(3,830,198)
Other operating expenses	335,896	(428,771)	(92,875)
Total segment expenses	(6,149,266)	(637,802)	(6,787,068)
Income tax expenses	-	-	-
Loss for the period	(5,791,950)	(633,654)	(6,425,604)
Total Segment Assets	3,190,004	75,001	3,265,005
Total Segment Liabilities	(1,370,508)	(123,291)	(1,493,799)

39

Genetic Technologies Limited (ASX:GTG)	Annual Report

3 Revenue from contract with customers

(a) Disaggregation of revenue from contracts with customers

The group derives revenue from the transfer of services at a point in time:

	2020 $	2019 $
BREVAGenplus	9,864	25,444
	9,864	25,444

(b) Accounting policies

(i) Services

Revenue from the provision molecular risk testing for cancer (BREVAGenplus) is recognised at a point time when the group has provided the customer with their test results, the single performance obligation.

4 Other income and other gain/(losses)

(a) Other income

	2020 $	2019 $
R&D tax incentive income (i)	750,000	856,707
Government grant income - COVID-19 relief (ii)	253,139	-
Interest received	22,507	25,794
Net gain on sale of non-current assets	37,000	-
Sundry Income	78,001	137,268
	1,140,647	1,019,769

(i) Fair value of R&D tax incentive

The group’s research and development activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended June 30, 2020, the group has included an item in other income of $750,000 (2019: $856,707) to recognise income over the period necessary to match the grant on a systematic basis with the costs that they are intended to compensate.

On December 5, 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than $20 million would become 41%. As at June 30, 2020, the bill remains under review by the Senate Committee.

In accordance with AASB 120, government grants, including non-monetary grants at fair value, should not be recognised until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received.

Management does not consider the rate reduction to be substantially enacted as at June 30, 2020 due to the continued legislative debate in Parliament. The Group has therefore calculated the R&D tax incentive by applying the currently legislated R&D rate to eligible expenditure.

40

Genetic Technologies Limited (ASX:GTG)	Annual Report

4 Other income and other gain/(losses) (continued)

(a) Other income (continued)

(ii) Government Grant income – COVID-19 Relief

The COVID-19 relief relate to government assistance received during the year, from the Australian Government (at both federal and state level), in response to the economic and financial challenges in the current economy.

(b) Other gains/(losses)

		2020	2019
	Notes	$	$
Fair value gains on financial liabilities through profit or loss	6(e)	195,845	-
Net foreign exchange (losses)/gains		(5,522)	92,518
Net Impairment gain/(loss)		-	(500,000)
		190,323	(407,482)

5 Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

	2020 $	2019 $
Loss from continuing operations before income tax expense
Tax at the Australian tax rate of 27.5% (2019: 27.5%)	(6,098,930)	(6,425,604
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:	(1,677,206)	(1,767,040
Share-based payments expense	(3,971)	92,153
Other non-deductible items	888	590
Research and development expenditure	446,717	541,596
Other non-assessable items	(26,764)	-
Subtotal	(1,260,336)	(1,132,701)
Difference in overseas tax rates	26,526	41,009
Under/(over) provision	553,190	1,126,722
Research and development tax credit	(206,250)	(238,084)
Temporary differences not recognised	(353,628)	(121,965)
Tax losses not recognised	1,240,498	325,019
Income tax expense	-	-

41

Genetic Technologies Limited (ASX:GTG)	Annual Report

5 Income tax expense (continued)

(b) Tax losses

	2020 $	2019 $
Unused tax losses for which no deferred tax asset has been recognised	97,259,045	90,254,547
Potential tax benefit @ 27.5% (Australia)	18,727,578	17,563,730
Potential tax benefit @ 21% (USA)	6,123,340	5,541,152
	24,850,918	23,104,882

6 Financial assets and financial liabilities

(a) Cash and cash equivalents

	2020 $	2019 $
Current assets
Cash at bank and in hand	14,214,160	2,131,741

(i) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest. See note 23(j) for the group’s other accounting policies on cash and cash equivalents.

(b) Trade and other receivables

		2020			2019
	Notes	Current $	Non- current $	Total $	Current $	Non- Current $	Total $
Trade receivables		38,871	-	38,871	15,762	-	15,762
Loss allowance	12(b)	-	-	-	-	-	-
		38,871	-	38,871	15,762	-	15,762
Other receivables		750,483	-	750,483	803,004		803,004
Total trade and other receivables		723,724	-	789,354	818,766	-	818,766

(i) Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

42

Genetic Technologies Limited (ASX:GTG)	Annual Report

6 Financial assets and financial liabilities (continued)

(b) Trade and other receivables (continued)

(ii) Other receivables

These amounts primarily comprise amounts receivable from the Australian Taxation Office in relation to the R&D tax incentive.

(iii) Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(c) Trade and other payables

	2020			2019
	Current $	Non- current $	Total $	Current $	Non- Current $	Total $
Trade payables	350,151	-	350,151	590,234	-	590,234
Accrued expenses	330,845	-	330,845	346,654		346,654
Other payables	42,728	-	42,728	68,423		68,423
	723,724	-	723,724	1,005,308	-	1,005,308

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

Accruals include R&D incentive claim costs, review of internal financial control costs and income tax return costs.

(d) Borrowing

	2020			2019
	Current $	Non- current $	Total $	Current $	Non- Current $	Total $
Unsecured
Other loan	-	52,252	52,252	-	-	-
Total unsecured borrowing	-	52,252	52,252	-	-	-

As of June 30, 2020, borrowing relates to loan received on May 4, 2020, from the U.S. Small Business Administration as a part of the Paycheck Protection Program (PPP) which ensures the Company can continue to pay its employees and cover certain costs for up to 8 weeks after the loan is made available to the Company.

The following are the terms of the loan availed:

●	PPP loan has fixed interest rate of 1%.

●	Loans issued prior to June 5 have a maturity of 2 years. Loans issued after June 5 have a maturity of 5 years.

●	Loan payments can be deferred for another six months.

●	No collateral or personal guarantees are required.

●	Neither the government nor lenders will charge small businesses any fees.

43

Genetic Technologies Limited (ASX:GTG)	Annual Report

6 Financial assets and financial liabilities (continued)

(d) Borrowing (continued)

(iii) Fair value of trade and other receivables (continued)

The loan availed has the following conditions for the Company to seek its forgiveness:

●	Forgiveness is based on the Company maintaining or quickly rehiring employees and maintaining salary levels.

●	Forgiveness will be reduced if full-time headcount declines, or if salaries and wages decrease.

(e) Other financial liabilities

	2020			2019
	Current $	Non- current $	Total $	Current $	Non- Current $	Total $
Other financial liabilities	-	977,237	977,237	-	-	-
Total unsecured borrowing	-	977,237	977,237	-	-	-

Other financial liabilities relates to warrants issued and to be issued to H.C. Wainwright & Co during capital raises in April and May 2020. The US warrants represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is classified as a derivative financial liability in accordance with AASB 9. The initial recognition of the warrants amounted to $1,173,082. As of June 30, 2020, the warrants have been revalued to $977,237, and resulted in $195,845 recognised in profit and loss. Since the Company is expected to be in a loss making position, the expectation of the Company is that the warrants are unlikely to be exercised in the next 12 months and hence have been classified under non-current liabilities.

All US warrants represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is classified as a derivative financial liability in accordance with AASB 9. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. The warrants granted are not traded in an active market and fall under the level 2 hierarchy of the requirements for disclosure of the fair value measurements. The fair value has thus been estimated by using the Binomial pricing model based on the following assumptions based on observable market conditions that existed at the issue date and at June 30, 2020.

	2020	2020
Valuation date	June 30, 2020	April 3, 2020
Grant Date	April 3, 2020	April 3, 2020
Warrants issued	40,114,200	40,114,200
Underlying asset price	A$0.0050	A$0.0050
Risk free rate	0.398%	0.411%
Volatility	134%	140.54%
Exercise price presented in United States Dollar	US$0.00365	US$0.00365
Exchange rate at valuation date	A$1 to US$0.689	A$1 to US$0.712
Exercise price presented in Australian Dollar	A$0.0053	A$0.0061
Time to maturity of underlying warrants (years)	5	5
Value per warrant in Australian Dollar	A$0.0043	A$0.0044
Model used	Binomial	Binomial
Valuation amount	A$172,491	A$175,137

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Genetic Technologies Limited (ASX:GTG)	Annual Report

6 Financial assets and financial liabilities (continued)

(e) Other financial liabilities (continued)

	2020	2020
Valuation date	June 30, 2020	April 23, 2020
Grant Date	April 23, 2020	April 23, 2020
Warrants issued	28,177,578	28,177,578
Underlying asset price	A$0.0050	A$0.0060
Risk free rate	0.398%	0.444%
Volatility	134%	142.70%
Exercise price presented in United States Dollar	US$0.00417	US$0.00417
Exchange rate at valuation date	A$1 to US$0.689	A$1 to US$0.712
Exercise price presented in Australian Dollar	A$0.0060	A$0.0065
Time to maturity of underlying warrants (years)	5	5
Value per warrant in Australian Dollar	A$0.0042	A$0.0053
Model used	Binomial	Binomial
Valuation amount	A$118,346	A$149,693

	2020	2020
Valuation date	June 30, 2020	June 1, 2020
Grant Date	June 1, 2020	June 1, 2020
Warrants issued	156,000,000	156,000,000
Underlying asset price	A$0.0050	A$0.0060
Risk free rate	0.398%	0.397%
Volatility	134.00%	142.94%
Exercise price presented in United States Dollar	US$0.00417	US$0.00417
Exchange rate at valuation date	A$1 to US$0.689	A$1 to US$0.712
Exercise price presented in Australian Dollar	A$0.0060	A$0.0061
Time to maturity of underlying warrants (years)	5	5
Value per warrant in Australian Dollar	A$0.0044	A$0.0054
Model used	Binomial	Binomial
Valuation amount	A$686,400	A$848,252

(f) Recognised fair value measurements

(i) Fair value hierarchy

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the- counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

7 Non-financial assets and liabilities

(a) Property, plant and equipment

2020	Plant and	Furniture, fittings and	Leasehold	Leased plant and
	equipment	equipment	Improvements	equipment	Total
	$	$	$	$	$
At July 1, 2018
Cost or fair value	2,046,015	757,063	456,286	6,512	3,265,876
Accumulated depreciation	(1,950,023)	(709,964)	(424,093)	(6,512)	(3,090,592)
Net book amount	95,992	47,099	32,193	-	175,284

Year ended June 30, 2019
Opening net book amount	95,992	47,099	32,193	-	175,284
Additions	-	47,714	2,583	-	50,297
Depreciation charge	(55,480)	(66,416)	(34,352)	-	(156,248)
Closing net book amount	40,512	28,397	424	-	69,333

At June 30, 2019
Cost or fair value	2,046,015	824,829	465,380	-	3,336,224
Accumulated depreciation	(2,005,503)	(796,432)	(464,956)	-	(3,266,891)
Net book amount	40,512	28,397	424	-	69,333

Year ended June 30, 2020
Opening net book amount	40,512	28,397	424	-	69,333
Additions	22,827	15,273	-	-	38,100
Depreciation charge	(42,488)	(22,236)	(424)	-	(65,148)
Closing net book amount	20,851	21,434	-	-	42,285

At June 30, 2020

Cost or fair value	426,701	669,788	-	-	1,096,489

Accumulated depreciation and impairment	(405,850)	(648,354)	-	-	(1,054,204)

Net book amount	20,851	21,434	-	-	42,285

During the year ended June 30, 2020, the Company has written off its fully depreciated assets in plant and equipment of $1,596,487; furniture, fittings and equipment of $139,768; and leasehold improvements of $464,956, from their respective costs and accumulated depreciation. The Company has received proceeds from sale of property, plant and equipment amounted to $37,000 in current year.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

7 Non-financial assets and liabilities (continued)

(a) Property, plant and equipment (continued)

(i) Depreciation methods and useful lives

Property, plant and equipment is recognised at historical cost less depreciation.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment	3 - 5 years

●	Furniture, fittings and equipment	3 - 5 years

●	Leasehold improvements	1 - 3 years (lease term)

●	Leased plant and equipment	3 years (lease term)

(b) Employee benefit obligations

	2020			2019
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Leave obligations	432,933	1,927	434,860	487,682	809	488,491

(ii) Leave obligations

The leave obligations cover the group’s liabilities for long service leave and annual leave which are classified as either other long-term benefits or short-term benefits, as explained in note 23(p).

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. The entire amount of the provision of $432,933 (2019: $487,682) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

8 Leased Liabilities

(a) Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	2020	2019
	$	$

Right-of-use assets	397,945	-
Right-of-use assets	240,915	-
Lease liabilities
Lease liabilities – Current Lease	188,621	-
liabilities – Non-current	429,536	-

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Genetic Technologies Limited (ASX:GTG)	Annual Report

8 Leased Liabilities (continued)

(b) Amounts recognised in the statement of profit or loss

The statement of profit or loss under general and administrative expenses includes the following amounts relating to leases:

	2020	2019
	$	$
Depreciation charge of right-of-use assets
Depreciation Expense (for Leased Assets)	200,785	-
Interest expense (included in general and administrative expenses)	37,375	-

During the financial year ended June 30, 2020, the total cash outflow was $221,282.

(c) The group’s leasing activities and how these leases are accounted for

The group has adopted AASB 16 Leases during the year ended June 30, 2020 using the modified retrospective approach. The modified approach does not require restatement of comparative periods. Instead the cumulative impact of applying AASB 16 is accounted for as an adjustment to equity at the start of the current accounting period in which it is first applied, known as the ‘date of initial application’. Refer to Note 23(a) for the impact on adoption.

For any new contracts entered into on or after July 1, 2019, the group considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the group assesses whether the contract meets three key evaluations which are whether:

●	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company,

●	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract,

●	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

●	amounts expected to be payable by the lessee under residual value guarantees,

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability,

●	any lease payments made at or before the commencement date, less any lease incentives received,

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

8 Leased Liabilities (continued)

(d) COVID-19 Impact on Leases

On June 25, 2020, the Company obtained a rent concession for its leased premises. The terms of the concession are as follows:

●	15% waiver for the period April 1 through to September 30, 2020.

●	15% deferral for the period April 1 through to September 30, 2020.

●	70% due and payable on the first of each month in line with the lease.

●	No interest on deferred payment.

●	No increase of rent during the period April 1 through to September 30, 2020.

●	The lease has been extended by 6 months from September 1, 2021 to February 28, 2022.

The above were treated as lease modification and adjustments were made to the right-of-use assets and corresponding current and non-current liabilities for the year ended 30 June 2020 in accordance with the AASB 16 accounting framework. The net impact of the variation resulted in an increase on the Right -of-use assets balance amounted to $88,103 and Non-current Liabilities increased by 94,626.

9 Equity

(a) Share capital

		2020	2019	2020	2019
	Notes	Shares	Shares	$	$
Ordinary shares – fully paid	9(a)(i)	7,513,779,743	2,938,134,143	140,111,073	125,498,824
Total share capital		7,513,779,743	2,938,134,143	140,111,073	125,498,824

(i) Movements in ordinary shares:

Details	Number of shares	Total $
Balance at July 1, 2018	2,435,282,724	122,372,662
Issue of 108,833,100 Ordinary Shares (Shares issued as collateral and in payment of establishment fee of Kentgrove)	108,833,100	-
Issue of 100,000,000 Ordinary Shares at $0.0135 (October 25, 2018)	100,000,000	1,350,000
Less: transaction costs arising on share issue	-	(431,347)
Issue of 72,596,869 Ordinary Shares at $0.00676 (May 6, 2019)	72,596,869	490,589
Issue of 221,421,450 Shares (1,476,143 ADS at US$0.80/ADS (May 23, 2019)	221,421,450	1,716,920
Balance June 30, 2019	2,938,134,143	125,498,824
Less: transaction costs arising on share issue	-	(7,181,429)
Issue of 1,125,000,000 Ordinary Shares at $0.004 (October 25, 2019)	1,125,000,000	4,499,965
Issue of 617,144,400 Ordinary Shares (1,028,574 ADS at US$1.75/ADS) (April 2, 2020)	617,144,400	3,000,988
Issue of 433,501,200 Ordinary Shares (722,502 ADS at US$2.00/ADS) (April 22, 2020)	433,501,200	2,285,115
Issue of 2,400,000,000 Ordinary Shares (3,500,000 ADS at US$2.00/ADS and 500,000 Pre funded warrants at US$1.9999/Warrant) (May 28, 2020)	2,400,000,000	12,007,610
Balance June 30, 2020	7,513,779,743	140,111,073

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Genetic Technologies Limited (ASX:GTG)	Annual Report

9 Equity (continued)

(a) Share capital (continued)

(ii) Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital. The capital raising costs include the following valued options and warrants accounted for:

●	250,000,000 unlisted options issued on October 30, 2019, exercisable at $0.008 each and expiring on October 29, 2022, amounting to $817,666. Each option is exercisable for one fully paid ordinary share.

●	125,000,000 unlisted options issued on December 20, 2019, exercisable at $0.008 each and expiring on December 20,2022, amounting to $528,027. Each option is exercisable for one fully paid ordinary share.

●	125,000,000 unlisted options issued on December 20, 2019, exercisable at $0.008 each and expiring on December 20,2022, amounting to $528,027. Each option is exercisable for one fully paid ordinary share.

●	5,000,000 unlisted options issued on March 6, 2020, exercisable at $0.008 each and expiring on March 6, 2023, amounting to $29,340. Each option is exercisable for one fully paid ordinary share.

●	166,066,050 warrants issued at no cash consideration on July 16, 2019, exercisable at US$0.00533 each and expiring on July 16, 2024, amounting to $890,113. The warrants are exercisable for fully paid ordinary shares.

●	40,114,200 warrants issued on April 3, 2020, exercisable at US$0.00365 each and expiring on April 1, 2025, amounting to $175,137. The warrants are exercisable for fully paid ordinary shares.

●	28,177,578 warrants issued on April 22, 2020, exercisable at US$0.00417 each and expiring on April 19, 2025, amounting to $149,693. The warrants are exercisable for fully paid ordinary shares.

●	156,000,000 warrants to be issued at, subject to shareholder approval, exercisable at US$0.004166 expiring on 5 years after date of issue, amounting to $848,252. The warrants are exercisable for fully paid ordinary shares.

Apart from the above, the Company also incurred expenses paid in cash towards capital raising costs through legal, accounting and broker related fees amounting to $3,215,174 during the year for various capital raises.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

9 Equity (continued)

(b) Other reserves

The following table shows a breakdown of the consolidated balance sheet line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

	Share- based payments	Foreign currency translation	Total
	$	$	$
Balance at July 1, 2018	4,885,232	765,930	5,651,162
Currency translation differences	-	23,668	23,668
Other comprehensive income for the year	-	23,668	23,668
Transactions with owners in their capacity as owners	341,201	-	341,201
Share-based payment expenses
Reversal of forfeited options	(6,099)	-	(6,099)
Balance at June 30, 2019	5,220,334	789,598	6,009,932
Currency translation differences	-	(33,175)	(33,175)
Other comprehensive income for the year	-	(33,175)	(33,175)
Transactions with owners in their capacity as owners Share-based payment expenses	67,542	-	67,542
Issue of options/warrants to underwriters	2,793,174	-	2,793,174
Reversal of Performance Rights expenses in prior year*	(81,984)	-	(81,984)
At June 30, 2020	7,999,066	756,423	8,755,489

*During the year, 3,750,000 Performance Rights previously issued to Mr. Xue Lee in the year ended June 30, 2019 were cancelled during the year ended June 30, 2020. Additionally, 57,500,000 Performance Rights previously issued to Dr. Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of Performance Rights, a reversal amounting to $81,984 relating to previously expensed amounts was accounted for during the current reporting period.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

9 Equity (continued)

(b) Other reserves (continued)

During the financial year ended 30 June 2020, the following warrants were issued to as a part of capital raising costs:

Warrants issued to	Grant date of warrants issued	Number of warrants issued
Aegis Corp	July 16, 2019	166,066,050

2020
Grant Date		July 16, 2019
Warrants issued		166,066,050
Dividend yield		-
Historic volatility and expected volatility		152%
Option exercise price		$0.008
Fair value of warrants at grant date		$0.006
Weighted average exercise price		$0.008
Risk free interest rate		1.05%
Model used		Black-Scholes
Expected life of an warrant		5 years
Valuation amount		$890,113

The following information relates to options granted and issued against the capital raising costs year ended June 30, 2020;

Options issued to	Grant date for options issued	Number of options issued
Mr Peter Rubinstein	November 28, 2019	125,000,000
Dr Jerzy Muchnicki	November 28, 2019	125,000,000
Various underwriters	October 30, 2019	250,000,000
Lodge Corporate Pty Ltd	March 6, 2020	5,000,000
Total		505,000,000

2020
Grant Date	November 28, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.003
Weighted average exercise price	$0.008
Risk-free interest rate	0.85%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	$1,056,054

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Genetic Technologies Limited (ASX:GTG)	Annual Report

9 Equity (continued)

(b) Other reserves (continued)

2020
Grant Date	October 30, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.003
Weighted average exercise price	$0.008
Risk-free interest rate	0.78%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	$817,666

2020
Grant Date	March 6, 2020
Options issued	5,000,000
Dividend yield	-
Historic volatility and expected volatility	141%
Option exercise price	$0.008
Fair value of options at grant date	$0.007
Weighted average exercise price	$0.008
Risk-free interest rate	0.36%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	$29,340

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Genetic Technologies Limited (ASX:GTG)	Annual Report

9 Equity (continued)

(b) Other reserves (continued)

(i) Nature and purpose of other reserves Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options issued to key management personnel, other employees and eligible contractors.

Foreign currency translation

Exchange differences arising on translation of the foreign controlled entities are recognised in other comprehensive income as described in note 23(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(ii) Movement in Performance Rights and options:

	Number of Performance Rights	Number of options	Total $
Balance as at July 1, 2018	-	55,102,778	4,885,232
Share based payment expense	-	-	341,201
Reversal of forfeited/lapse options	-	(45,102,778)	(6,099)
Issue of Performance Rights	76,250,000	-	-
Issue of options during rights placement	-	28,000,000	-
Balance June 30, 2019	76,250,000	38,000,000	5,220,334
Share based payment expense	-	-	67,542
Issue of options to underwriters	-	505,000,000	1,903,061
Issue of warrants to underwriters	-	-	890,113
Reversal of forfeited/lapse options	-	(5,000,000)	-
Reversal of forfeited Performance Rights	(61,250,000)	-	(81,984)
Balance June 30, 2020	15,000,000	538,000,000	7,999,066

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Genetic Technologies Limited (ASX:GTG)	Annual Report

10 Cash flow information

(a) Reconciliation of profit after income tax to net cash inflow from operating activities

		2020	2019
	Notes	$	$
Loss for the period
Adjustments for		(6,098,930)	(6,425,604)
Depreciation and amortisation		65,148	156,260
Impairment expense		-	500,000
Other expenses		2,885	-
Non-cash employee benefits expense - share- based payments		(14,442)	335,102
Net gain on sale of non-current assets
Dividend income and interest classified as investing cash flows		(37,000)	-
Net exchange differences		-	(25,850)
Depreciation for right-of-use assets		(597,441)	(92,518)
Inventory written-off		200,785	-
Gain on investment previously written-off Finance costs		18,917	-
Interest received		(43,380)	-
Change in operating assets and liabilities, net of effects from purchase of		86,503	-
controlled entity and sale of engineering division:		(22,507)	-
Decrease/(increase) in trade receivables		29,412	(517,383)
(Increase)/ decrease in inventories		(59,525)	27,142
Decrease/(Increase) in other operating assets		115,455	(70,027)
Increase in trade creditors		695,653	60,178
Decrease in other operating liabilities		-	(20,482)
Increase in other provisions		(53,631)	-
Net cash (outflow) from operating activities		(5,712,098)	(6,073,182)

11 Critical estimates, judgements and errors

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees and service providers by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer for more complex equity instruments, such as warrants and Performance Rights, by using Black-Scholes, Monte-Carlo Simulation and Binomial model, and utilised internal resources to perform fair value by straight forward equity instruments by using Black-Scholes model.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

12 Financial risk management

This note explains the group’s exposure to financial risks and how these risks could affect the group’s future financial performance.

The group’s risk management is predominantly controlled by the board. The board monitors the group’s financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

(a) Market risk

(i) Foreign exchange risk

The group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group. This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

The consolidated financial statements are presented in Australian Dollar ($), which is Genetic Technologies Limited’s functional and presentational currency.

Exposure

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

	USD $	June 30, 2020 EUR $	USD $	June 30, 2019 EUR $
Cash at Bank / on hand	2,512,767	38,020	201,737	27,052
Trade and other payables	99,637	-	117,992	1,900

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments.

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. Based on the financial instruments held as at June 30, 2020, had the Australian dollar weakened/strengthened by 6.03% (2019: 5.13%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been $145,520 lower/higher (2019: $6,466 lower/higher).

●	USD: 6.03% (2019: 5.13%)

The group is more sensitive to movements in the AUD/USD exchange rates in 2020 than 2019 because of the increased amount of USD denominated cash and cash equivalents. The US warrants financial liability will be equity-based settled upon exercise of the US warrants. However, as the exercise will be done with an exercise price in US dollars, there is a foreign exchange risk due to the subsequent translation to Australian dollars. The group’s exposure to other foreign exchange movements is not material.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

12 Financial risk management (continued)

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

(i) Risk management

Credit risk is managed through the maintenance of procedures (such as the utilisation of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimised through investing surplus funds in financial institutions that maintain a high credit rating.

(ii) Security

For some trade receivables the group may obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

(iii) Impairment of financial assets

The group has one type of financial asset subject to the expected credit loss model:

●	trade receivables for sales of inventory

While cash and cash equivalents are also subject to the impairment requirements of AASB 9, the identified impairment loss was immaterial.

Trade receivables

The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

(c) Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through the following mechanisms:

●	preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;

●	obtaining funding from a variety of sources;

●	maintaining a reputable credit profile;

●	managing credit risk related to financial assets;

●	investing cash and cash equivalents and deposits at call with major financial institutions; and

●	comparing the maturity profile of financial liabilities with the realisation profile of financial assets.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

12 Financial risk management (continued)

(c) Liquidity risk (continued)

(i) Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual undiscounted cash flows.

Contractual maturities of financial liabilities

	Less than 6 months	6 – 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets) /liabilities
	$	$	$	$	$	$	$
At June 30, 2020
Trade and other payables	723,724	-	-	-	-	723,724	723,724
Lease liabilities	108,924	131,991	188,621	-	-	429,536	429,536
Borrowings	-	-	52,252	-	-	52,252	52,252
Total	832,648	131,991	240,873	-	-	1,205,512	1,205,512

At June 30, 2019
Trade and other payables	1,005,308	-	-	-	-	1,005,308	1,005,308
Total	1,005,308	-	-	-	-	1,005,308	1,005,308

13 Capital management

(a) Risk management

The group’s objectives when managing capital are to

●	safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and

●	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may issue new shares or reduce its capital, subject to the provisions of the group’s constitution. The capital structure of the group consists of equity attributed to equity holders of the group, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the group’s management, the board monitors the need to raise additional equity from the equity markets.

(b) Dividends

No dividends were declared or paid to members for the year ended June 30, 2020 (2019: nil). The group’s franking account balance was nil at June 30, 2020 (2019: nil).

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Genetic Technologies Limited (ASX:GTG)	Annual Report

14 Interests in other entities

(a) Material subsidiaries

The group’s principal subsidiaries at June 30, 2020 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

		Ownership interest held by the group		Ownership interest held by non- controlling interests
	Place of business / country of	2020	2019	2020	2019
Name of entity	incorporation	%	%	%	%

GeneType Corporation	USA	100	100	-	-

Gene Ventures Pty Ltd	Australia	100	100	-	-

GeneType Pty Ltd	Australia	100	100	-	-

Genetic Technologies Corporation Pty Ltd	Australia	100	100	-	-

Phenogen Sciences Inc	USA	100	100	-	-

Genetic Technologies HK Limited		100	100	-	-

Hainan Aocheng Genetic Technologies Co. Limited	Hong Kong	100	100	-	-

In December 2018, Genetic Technologies Limited entered and invested $250,000 into a Joint Venture agreement with Blockshine Health Pty Ltd. with an ownership of 49%. In the year ended 30 June 2019, the Joint Venture agreement was cancelled and hence the investment of $250,000 was treated as impaired in the year ended June 30, 2019.

In August 2018, the Company invested $250,000 into Swisstec towards the proposed joint venture to enable the Company and Swisstec to collaborate to develop a medical and health service platform using blockchain technology. The Joint Venture agreement was subsequently cancelled and the investment of $250,000 was impaired in the year ended June 30, 2019.

At the end of the year ended June 30, 2020, Genetic Technologies HK Limited has 100% ownership of Hainan Aocheng Genetic Technologies Co. Limited.

15 Contingent liabilities and contingent assets

The group had no contingent liabilities at June 30, 2020 (2019: nil).

16 Commitments

(a) Capital commitments

Significant capital expenditure contracted for at the end of the reporting period but not recognised as liabilities is as follows:

	2020	2019
	$	$
Property, plant and equipment	466,560

The above commitment relates to the purchase of laboratory equipment which will assist the Company to conduct more tests in the future.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

16 Commitments (continued)

(b) Non-cancellable operating leases

Due to the adoption of AASB 16 effective July 1, 2019, the Group no longer has any non-cancellable operating lease to be recognised under commitments for the year ended June 30, 2020. Refer to Note 23(a) on impact of adoption and also refer to Note 8 for the right-of-use assets and lease liabilities as of June 30, 2020.

As of June 30, 2019, the non-cancellable operating leases were made up of operating lease for office located in Australia amounted to $487,837 and month on month operating lease for office located in United States amounted to $28,791.

	2020	2019
	$	$

Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:	-	250,068

Within one year	-	266,560

Later than one year but not later than five years	-	516,628

17 Events occurring after the reporting period

On July 20, 2020, 166,066,050 warrants issued during the capital raise in May 2019 exercisable at United States Dollars (US$) US$0.00533, each expiring May 23, 2024 were exercised and converted to 114,447,000 Ordinary Shares. These warrants have no cash consideration upon conversion and were consistent with the cashless exercise arrangement under the terms of their issue

Furthermore, 18,500,000 options issued to an underwriter exercisable at $0.008, each expiring October 29, 2022 were exercised and converted to 18,500,000 Ordinary Shares. These options were issued for a cash consideration of $148,000.

On July 21, 2020, the Company closed a registered direct offering of 1,025,000 American Depository Shares (ADS’s), each representing six hundred (600) of the Company’s ordinary shares, at a purchase price of United States Dollars (US$) US$5.00 per ADS - or in Australian dollars $0.012 per ordinary share. The gross proceeds for this offering was approximately US$5.1 million. Against the offering, the Company agreed to issue 39,975,000 warrants exercisable at US$0.0104 each, expiring in 5 years from issue date, to H.C. Wainwright & Co which would form part of cost of raising capital. The said warrants have not been issued as of the date of report as they are subject to shareholder approval.

As of August 25, 2020, the Company has regained compliance with the equity requirement of NASDAQ Listing Rule 5550(b)(1), as required by the Hearings Panel decision dated May 12, 2020.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

18 Related party transactions

(a) Parent entities

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

(b) Transactions with other related parties

During the year ended June 30, 2020, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Performance Rights Issuance

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 Performance Rights to Directors of the Company as follows:

●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr Paul Kasian

●	3,750,000 Class A Performance Rights to Dr Lindsay Wakefield

●	6,250,000 Class A Performance Rights to Dr Jerzy Muchnicki

●	5,000,000 Class A Performance Rights to Mr Peter Rubinstein

●	3,750,000 Class A Performance Rights to Mr Xue Lee

During the year, 3,750,000 Performance Rights previously issued to Mr Xue Lee in the year ended June 30, 2019 were cancelled during the year ended June 30, 2020. Additionally, 57,500,000 Performance Rights previously issued to Dr Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of Performance Rights, a reversal amounting to $81,984 relating to previously expensed amounts was accounted for during the current reporting period.

The Company has accounted for these Performance Rights in accordance with its accounting policy for share- based payment transactions and has recorded net reversal of $43,484 of associated expense in the current year end. Information on the valuation of Performance Rights is included within Note 19(b).

Blockchain Global Limited

As announced by the Company on February 15, 2018, a non-binding terms sheet with Blockchain Global Limited(BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on August 2, 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with the agreement became binding on November 29, 2018 upon receiving the requisite shareholder approval. The agreement proposed the issue of 486 million shares to BCG in 3 tranches subject to the achievement of certain milestones. No shares have been issued under the framework agreements and no milestones have been achieved. Any rights to the 486 million milestone shares lapsed between December 27, 2019 and June 27, 2020.

The company has accounted for these share issuances in accordance with its accounting policy for share- based payment transactions and has not recorded any associated expense in the current year given performance conditions have not been met and are not currently considering any Blockchain related projects.

A number of Directors of the Company presently or previously have had involvement with BCG. Mr Xue Lee has a direct and indirect share interest and was a CEO and managing director of BCG. Mr Peter Rubinstein held a minority shareholding in the entity and was also a director in BCG. Dr Jerzy Muchnicki has a direct and indirect interest in BCG. Dr Paul Kasian was previously a director of BCG until July 2018.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

18 Related party transactions (continued)

(b) Transactions with other related parties (continued)

Blockshine Health Joint Venture

The Company, via its subsidiary Gene Ventures Pty Ltd, entered into a joint venture with Blockshine Technology Corporation (BTC). The joint venture company, called Blockshine Health, was to pursue and develop blockchain opportunities in the biomedical sector. Blockshine Health was to have full access to BTC’s technology (royalty free) as well as all of its opportunities in the biomedical sector. The Company invested $250,000 into the joint venture in the year ended June 30, 2019 and held 49% equity stake. The Joint Venture agreement was subsequently cancelled and the investment of $250,000 was impaired in the year ended June 30, 2019.

During the year ended June 30, 2020, the Company managed to recover $43,380 from this investment previously written-off.

Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd - Joint Venture

In August 2018, the Company announced a Heads of Agreement had been reached with Representatives of the Hainan Government - Hainan Ecological Smart City Group (“HESCG”), a Chinese industrial park development & operations company have formally invited Genetic Technologies Limited (“GTG”) to visit the Hainan Medical Pilot Zone to conduct a formal review and discuss opportunities for market entry into China via the Hainan Free Trade Zone initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited (“Zishan”), demonstrating the potential for growth presented by the proposed Joint Venture between the parties (as announced to the market on August 14, 2018).

Subsequently, the Company announced the official formation of Genetic Technologies HK Limited and Aocheng Genetic Technologies Co. Ltd in Hong Kong to the market on March 27, 2019,

The Company’s previous Chairman, Dr Paul Kasian was named in the formation Heads of Agreement document to be the Chairman of the Joint Venture entity. At June 30, 2020, Genetic Technologies HK Limited has 100% ownership of Hainan Aocheng Genetic Technologies Co. Limited. At this time, no Directors fees or emoluments have been paid to Dr Kasian, nor have agreements regarding fees been reached.

Issuance of options to directors towards sub-underwriting the capital raise

As announced on October 4, 2019, the Company undertook an underwritten non-renounceable pro-rata entitlement offer at an Issue Price of 0.4 cents per new share.

On October 11, 2019, the Company updated the market to advise that the offer was from that time agreed to be underwritten by Lodge Corporate Pty Ltd and that two of the Company’s directors (Peter Rubinstein and Dr Jerzy Muchnicki), had agreed to sub-underwrite the offer. Both directors, in conjunction with the underwriter Lodge Corporate Pty Ltd, subsequently agreed amongst themselves to alter the respective sub- underwritten amounts, but the total to be sub-written between them ($2 million) remained same, as did the total underwritten amount (of $4 million).

Accordingly, the underwritten offer subsequently was sub-underwritten by Peter Rubinstein and Dr Jerzy Muchnicki (each as up to $1 million) in conjunction with a consortium of non-associated wholesale investors (also as sub-underwriters) who in aggregate equate to the underwritten amount of $4 million, each in accordance with the terms of their separate sub-underwriting agreements with Lodge Corporate Pty Ltd (each a Sub-Underwriting Agreement).

Dr Muchnicki and Mr Rubinstein reflecting the amount of their sub-writing commitment were to be granted on the same terms as all options to be granted to the relevant sub-underwriters. The number of options issued to both directors was calculated as 1 Option for every 2 Shares being sub-underwritten and were issued a total of 125,000,000 unlisted options to each of the directors.

As announced on October 11, 2019, within the rights issue offer document, upon exercise each such option converts into 1 fully paid share on terms consistent with the ASX Listing Rules; with a 3-year expiry date from grant and with an exercise price per underwriter and sub-underwriter option equal to the lower of:

●	$0.008 ; and

●	The implicit price per share at which any raise done by Aegis capital within 3 months from the company’s shareholder meeting.

but in any event with a floor exercise price equal to $0.004.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

18 Related party transactions (continued)

(b) Transactions with other related parties (continued)

Mr. Phillip Hains (Chief Financial Officer)

On July 15, 2019, the Company announced that it had appointed Mr. Phillip Hains (MBA, CA) as the Chief Financial Officer who has over 30 years of extensive experience in roles with a portfolio of ASX and NASDAQ listed companies and provides CFO services through his firm The CFO Solution. Prior to this point the Company had a similar arrangement with The CFO Solution, where it would engage and provided services of overall CFO, accounting and other finance related activities.

During the reporting period, the company had transactions valued at $527,724 (2019: $45,459) with The CFO Solution towards provision of overall CFO, accounting and other finance related activities.

Mr. Stanley Sack (Chief Operating Officer)

On May 18, 2020, the Company appointed Mr Stanley Sack who provides consulting in the capacity of Chief Operating Officer. Mr Sack has spent 15 years in large listed entities in executive positions managing large business divisions. He has worked with a high net worth family managing all their operating businesses and private equity activities. Mr Sack built an Allied Health Business in the aged care and community care space which became the biggest Mobile Allied Health Business in Australia, and was recently sold to a large medical insurance company.

During the reporting period, the company had transactions valued at $38,500 (2019: Nil) with Mr Stanley Sack’s entity Cobben Investments towards provision of consulting services in relation to provision of duties related to Chief Operating Officer of the Company.

Mr Peter Rubinstein (Non-Executive Director and Chairman)

During the financial year ended June 30, 2020, the board approved to obtain consulting services in relation to capital raises, compliance, Nasdaq hearings and investor relations from its Non-executive director and current Chairman, Mr Peter Rubinstein. The services procured were through Mr. Peter Rubinstein’s associate entity ValueAdmin.com Pty Ltd and amounted to $35,000 which remains payable and is included as part of the cash salary and fees in the remuneration report as at June 30, 2020.

Lodge Corporate

Dr. Kasian was a director of corporate finance and corporate advisor from December 2017 to February 2019 with Lodge Corporate. During the year ended, the company engaged in corporate advisory services with Lodge Corporate and had transactions worth $154,224 which also included $88,000 that related to 2% of the underwriting of the capital raise during the year ended June 30, 2020. Additionally, during the year, On March 6, 2020 the Company issued 5,000,000 options to Lodge Corporate Pty Ltd valued at $29,340 which were in relation to capital raising costs.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Details of Directors and Key Management Personnel as at balance date Directors

●	Mr Peter Rubinstein (Independent Non-Executive & Chairman)

●	Dr Jerzy Muchnicki (Executive Director & Interim Chief Executive Officer)

●	Dr Lindsay Wakefield (Independent Non-Executive)

●	Mr Nicholas Burrows (Independent Non-Executive) (appointed September 2, 2019)

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Genetic Technologies Limited (ASX:GTG)	Annual Report

18 Related party transactions (continued)

(b) Transactions with other related parties (continued)

Details of Directors and Key Management Personnel as at balance date (continued) Key Management Personnel (KMPs)

●	Dr Richard Allman (Chief Scientific Officer)

●	Mr Phillip Hains (Chief Financial Officer) (appointed July 15, 2019)

●	Mr Stanley Sack (Chief Operating Officer) (appointed May 18, 2020)

	2020	2019
	$	$
Short-term employee benefits	638,659	964,161
Post-employment benefits	53,614	86,130
Long-term benefits	3,231	734
Share-based payments	(32,498)	157,886
	663,006	1,208,911

19 Share-based payments

(a) Employee Option Plan

The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black- Scholes option pricing model or a Monte Carlo simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted;

●	including any market performance conditions (e.g. the entities share price)

●	excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period)

The cumulative employee benefits expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company’s policy is to treat the options of terminated employees as forfeitures.

On November 30, 2001, the Directors of the Company established a Staff Share Plan. On November 19, 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Company. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at June 30, 2020, there was 1 executive and 12 employees who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

19 Share-based payments (continued)

(a) Employee Option Plan (continued)

(i) Fair value of options granted

During the year ended June 30, 2020, there were no options issued under Employee Option Plan (2019: 16,000,000 unlisted options were granted at no cost). The Company, however issued various unlisted options to underwriters and sub-underwriters as a part of capital raising costs. For valuations on the unlisted options issued please refer to Note 9(b).

Set out below are summaries of all unlisted options, including ESOP which were issued in prior periods:

As at June 30, 2020, the following unlisted options over Ordinary Shares in the Company were outstanding:

	2020		2019
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options

	$0.015	38,000,000	$0.017	55,102,778
Opening balance	-	-	$0.015	12,500,000
Granted to Kentgrove Capital	-	-	$0.010	16,000,000
Granted to employees during the year	$0.008	250,000,000	-	-
Granted to directors in their capacity as sub- underwriters	$0.008	250,000,000	-	-
Options granted to various underwriters	$0.008	5,000,000	-	-
Granted to Lodge Corporate Pty Ltd Lapsed during the year	$0.010	(5,000,000)	$0.015	(19,236,111)
Forfeited during the year	-	-	$0.020	(6,000,000)
Lapse of unlisted options attached to convertible notes	-	-	-	(20,366,667)
Closing balance	$0.008	538,000,000	$0.015	38,000,000

The movements in the number of options granted under the Employee share plans are as follows:

	2020		2019
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options

Balance at the beginning of the financial year	$0.015	25,500,000	$0.017	34,736,111
Add: options granted during the year	-	-	$0.010	16,000,000
Less: options lapsed during the year Less:	$0.010	(5,000,000)	$0.020	(19,236,111)
options forfeited during the year Balance at the end of the financial year	-	-	$0.010	(6,000,000)
	$0.015	20,500,000	$0.015	25,500,000

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Genetic Technologies Limited (ASX:GTG)	Annual Report

19 Share-based payments (continued)

(a) Employee Option Plan (continued)

(i) Fair value of options granted (continued)

The number of options outstanding as at June 30, 2020 by ASX code, including the respective dates of expiry and exercise prices, are tabled below. The options tabled below are not listed on ASX.

Unlisted options

	2020		2019
	Average exercise price per share option	Number of options	Average exercise price per share option	Number of options

Options to Kentgrove Capital (expiring August 8, 2021)	$0.015	12,500,000	$0.015	12,500,000
GTGAD (expiring March 31, 2021)	$0.020	5,000,000	$0.020	5,000,000
GTGAD (expiring February 16, 2022)	$0.010	5,500,000	$0.010	5,500,000
Options to various underwriters (expiring October 30, 2022)	$0.008	250,000,000	-	-
Options to directors (expiring December 20, 2022)	$0.008	250,000,000	-	-
Options issued Lodge Corporate Pty Ltd (expiring March 6, 2023)	$0.008	5,000,000	-	-
ESOP options (expiring December 11, 2021)	$0.010	10,000,000	$0.010	15,000,000
Total	$0.008	538,000,000	$0.015	38,000,000
Exercisable at the end of the financial year	$0.008	538,000,000	$0.015	38,000,000

The weighted average remaining contractual life of options outstanding as at June 30, 2020 was 2.39 years (2019: 2.16 years).

(b) Performance Rights Issuance

After receiving requisite shareholder approval on November 29, 2018, the Company has issued 76,250,000 Performance Rights to Directors of the Company as follows:

●	7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr Paul Kasian

●	3,750,000 Class A Performance Rights to Dr Lindsay Wakefield

●	6,250,000 Class A Performance Rights to Dr Jerzy Muchnicki

●	5,000,000 Class A Performance Rights to Mr Peter Rubinstein

●	3,750,000 Class A Performance Rights to Mr Xue Lee

The Company has accounted for these Performance Rights in accordance with its accounting policy for share- based payment transactions and has recorded net reversal of $43,484 of associated expense in the current year end (2019: $104,441).

During the year, 3,750,000 Performance Rights previously issued to Mr. Xue Lee in the year ended June 30, 2019 were cancelled during the year ended June 30, 2020. Additionally, 57,500,000 Performance Rights previously issued to Dr. Paul Kasian in the year ended June 30, 2019 were forfeited in the year ended June 30, 2020. Due to the forfeiture of Performance Rights, a reversal amounting to $81,984 relating to previously expensed amounts was accounted for during the current reporting period.

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19 Share-based payments (continued)

(b) Performance Rights Issuance (continued)

Valuation of Performance Rights

The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant. Various factors impact upon the value of Performance Rights including:

●	the period outstanding before the expiry date of the Performance Rights;

●	the underlying price or value of the securities into which they may be converted;

●	the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and

●	the value of the shares into which the Performance Rights may be converted.

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Monte Carlo simulation).

The Company has commissioned an independent valuation of the Performance Rights. The independent valuer has applied the Monte Carlo simulation in providing the valuation of the Performance Rights.

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a)	exercise price being 0.0 cents per Performance Right for all classes;

b)	VWAP hurdle (10 days consecutive share price hurdle) equaling $0.02 for Class A and Class B and 3.3 cents for Class C Performance Rights;

c)	the continuously compounded risk free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at October 8, 2018 of similar duration to that of the expected life of each class of Performance Right);

d)	the expected option life of 2.8 years for all classes of Performance Rights; and

e)	a volatility measure of 80%.

Performance hurdles

The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days.

The Directors, being the recipients of the Performance Rights, must remained engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.

Based on the independent valuation of the Performance Rights, the company agrees that the total value of the Performance Rights to be issued to each director (depending on the share price at issue) is as follows:

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Genetic Technologies Limited (ASX:GTG)	Annual Report

19 Share-based payments (continued)

(b) Performance Rights Issuance (continued)

Valuation of Class A Performance Rights:

Performance rights vested during the year

	Number of	Valuation per	Total fair value of Class A	Expense
	Performance Rights Issued	Class A (cents)	Performance Rights	accounted for the year
Dr Lindsay Wakefield	3,750,000	$0.77	$28,875	$9,625
Dr Jerzy Muchnicki	6,250,000	$0.77	$48,125	$16,042
Dr Peter Rubinstein	5,000,000	$0.77	$38,500	$12,833
Total	15,000,000		$115,500	$38,500

Performance rights forfeited during the year

	Number of	Valuation per	Total fair value of Class A	Reversal
	Performance Rights Issued	Class A (cents)	Performance Rights	accounted for the year
Mr Xue Lee (resigned on July 9, 2019)	3,750,000	$0.77	$28,875	$(5,616)
Dr Paul Kasian (resigned on September 24, 2019)	7,500,000	$0.77	$57,750	$(11,229)
Total	11,250,000		$86,625	$(16,845)

Valuation of Class B Performance Rights:

	Number of	Valuation per	Total fair value of Class A	Reversal
	Performance Rights Issued	Class A (cents)	Performance Rights	accounted for the year
Dr Paul Kasian	25,000,000	$0.77	$192,500	$(37,431)

Valuation of Class C Performance Rights:

	Number of	Valuation per	Total fair value of Class A	Reversal
	Performance Rights Issued	Class A (cents)	Performance Rights	accounted for the year
Dr Paul Kasian	25,000,000	$0.57	$142,500	$(27,708)

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19 Share-based payments (continued)

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	2020	2019
	$	$
Kentgrove Capital options issued	16,667	15,278
Performance Rights issued	38,500	104,441
Reversal of forfeited Performance Rights	(81,984)	-
Options issued under employee option plan in prior year	12,375	215,383
	(14,442)	335,102

(d) Securities issued during capital raise

The following information relates to options granted and issued against the capital raising costs year ended June 30, 2020;

Director	Grant date of issued options	Number of options issued
Mr Peter Rubinstein	November 28, 2019	125,000,000
Dr Jerzy Muchnicki	November 28, 2019	125,000,000
Total		250,000,000

2020
Grant Date	November 28, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.003
Weighted average exercise price	$0.008
Risk-free interest rate	0.85%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	$1,056,054

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19 Share-based payments (continued)

(d) Securities issued during capital raise (continued)

Options issued to	Grant date of issued options	Number of options issued
Various underwriters	October 30, 2019	250,000,000
Total		250,000,000

2020
Grant Date	October 30, 2019
Options issued	250,000,000
Dividend yield	-
Historic volatility and expected volatility	136%
Option exercise price	$0.008
Fair value of options at grant date	$0.003
Weighted average exercise price	$0.008
Risk-free interest rate	0.78%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	$817,666

Options issued to	Grant date of issued options	Number of options issued
Lodge Corporate Pty Ltd	March 6, 2020	5,000,000
Total		5,000,000

2020
Grant Date	March 6, 2020
Options issued	5,000,000
Dividend yield	-
Historic volatility and expected volatility	141%
Option exercise price	$0.008
Fair value of options at grant date	$0.007
Weighted average exercise price	$0.008
Risk-free interest rate	0.36%
Expected life of an option	3 years
Model used	Black-Scholes
Valuation amount	$29,340

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Genetic Technologies Limited (ASX:GTG)	Annual Report

20 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

(a) PricewaterhouseCoopers Australia

(i) Audit and other assurance services

	2020	2019
	$	$
Audit and review of financial statements	274,000	288,000
Other assurance services
Other assurance services	200,000	-
Total remuneration for audit and other assurance services	474,000	288,000

Other assurance services consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client. Included in the balance are amounts related to additional regulatory filings during the 2020 financial year. All services provided are considered audit services for the purpose of SEC classification.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

21 Loss per share

(a) Basic loss per share

	2020	2019
	Cents	Cents

Basic loss per share attributable to the ordinary equity holders of the Company	(0.15)	(0.24)

(b) Diluted loss per share

	2020	2019
	Cents	Cents

Diluted loss per share attributable to the ordinary equity holders of the Company	(0.15)	(0.24)

(c) Reconciliations of loss used in calculating loss per share

	2020	2019
	$	$

Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating loss per share:
From continuing operations	6,098,930	6,425,604

(d) Weighted average number of shares used as the denominator

	2020	2019
	Number	Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	4,155,017,525	2,635,454,870

On the basis of the group’s losses, the outstanding options as at June 30, 2020 are considered to be anti- dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

22 Parent entity financial information

(a) Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2020	2019
	$	$
Balance sheet
Current assets	11,646,391	3,003,871
Non-current assets	345,236	25,126
Total assets	11,991,627	3,028,997
Current liabilities	10,095,549	10,795,245
Non-current liabilities	1,117,947	809
Total liabilities	11,213,496	10,796,054
Shareholders’ equity
Share Capital Reserves	140,111,073	125,498,824
Other reserves	(117,131)	(117,131)
Share-based payments	6,184,391	3,405,659
Retained earnings	(145,400,202)	(136,554,409)
Total Equity	778,131	(7,767,057)
Loss for the year	(8,816,667)	(5,949,827)

As of June 30, 2020, there were $3,782,537 (2019: $18,456,661) impairment loss recognised for intercompany loan balances between the parent and its subsidiaries

23 Summary of significant accounting policies

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Genetic Technologies Limited is a for-profit entity for the purpose of preparing the financial statements.

(i) Compliance with IFRS

The consolidated financial statements of the Genetic Technologies Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) Historical cost convention

The financial statements have been prepared on a historical cost basis.

(iii) Going concern

Please refer to Note 1 for detailed note on going concern matters.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

23 Summary of significant accounting policies (continued)

(a) Basis of preparation (continued)

(iv) New and amended standards adopted by the group

The group has applied the following standards and amendments for the first time for their annual reporting period commencing July 1, 2019:

●	AASB 16 Leases.

The impact of the adoption of this standard and the new accounting policy is disclosed below.

AASB 16 will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases.

On adoption of AASB 16, the group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of AASB117 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of July 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on July 1, 2019 was 5.37%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as at July 1, 2019. There were no onerous lease contracts that would have required an adjustment to the right-of- use assets at the date of initial application.

In applying AASB 16 for the first time, the group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics.

●	the accounting for operating leases with a lease term of less than 12 months as short-term leases.

The group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying AASB 117 and interpretation 4 determining whether an arrangement contains a Lease.

$

Operating lease commitments disclosed as at June 30, 2019	487,837
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	461,358

Lease liability recognised as at July 1, 2019	461,358

Of which are:
Current lease liabilities	209,887
Non-current lease liabilities	251,471
Right of use of assets increased by	446,645
Lease liabilities increased by	461,358
The net impact on retained earnings on July 1, 2019 was a decrease of	14,712

(v) New standards and interpretations not yet adopted

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting years and on foreseeable future transactions.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

23 Summary of significant accounting policies (continued)

(b) Principles of consolidation and equity accounting

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar ($), which is Genetic Technologies Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis within other gains/(losses).

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

23 Summary of significant accounting policies (continued)

(e) Revenue recognition

Under AASB 15, revenue is recognised based on contract with customers when performance obligations were satisfied. The following recognition criteria must also be met before revenue is recognised:

(i) Genetic testing revenues

The Company operates facilities which provide genetic testing services. Revenue from the provision molecular risk testing for cancer (BREVAGenplus) is recognised at a point time when the group has provided the customer with their test results, the single performance obligation.

(ii) Interest income

Revenue is recognised as the interest accrues using the effective interest method.

(iii) Government Grants

The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from July 1, 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised.

(f) Government grants

Revenue from government grants is recognised in the consolidated income statement on a systematic basis over the periods in which the entity recognises as expense the related costs for which the grants are intended to compensate in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance.

The receivable for reimbursable amounts that have not been collected is reflected in trade and other receivables on our consolidated balance sheets.

Note 4 provides further information on how the group accounts for government grant.

(g) Income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

(h) Leases

Please refer to note 8 for further information.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

23 Summary of significant accounting policies (continued)

(i) Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash- generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(j) Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

(k) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 6(b) for further information about the group’s accounting for trade receivables and note 12(b) for a description of the group’s impairment policies.

(l) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

23 Summary of significant accounting policies (continued)

(m) Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The depreciation methods and periods used by the group are disclosed in note 7(a).

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 23(i)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss. When revalued assets are sold, it is group policy to transfer any amounts included in other reserves in respect of those assets to retained earnings.

(n) Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days.

(o) Provisions

Provisions for legal claims, service warranties and make good obligations are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

23 Summary of significant accounting policies (continued)

(p) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii) Other long-term employee benefit obligations

In some countries, the group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(q) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees.

(r) Loss per share

(i) Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

(ii) Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

On the basis of the group’s losses, the outstanding options as at June 30, 2020 are considered to be anti- dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

23 Summary of significant accounting policies (continued)

(s) Goods and services tax (GST)

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised:

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

(t) Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited, disclosed in note 22 has been prepared on the same basis as the consolidated financial statements, except that accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date.

24 Impact of COVID-19

On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization (WHO) declared the novel coronavirus disease 2019 (“COVID-19”) outbreak a public health emergency of international concern and on March 12, 2020 the WHO announced the outbreak was a pandemic.

Continuing concerns over economic and business prospects in the United States and other countries have contributed to increased volatility and diminished expectations for the global economy. These factors, coupled with the prospect of decreased business and consumer confidence and increased unemployment resulting from the recent COVID-19 outbreak, may precipitate an economic slowdown and recession. If the economic climate deteriorates, the Company’s business, including its access to patient samples and the addressable market for diagnostic tests that it may successfully develop, as well as the financial condition of its suppliers and its third-party payors, could be adversely affected, resulting in a negative impact on the Company’s business, financial condition, results of operations and cash flows.

On a micro level, the COVID-19 pandemic is having a negative impact on global markets and business activity, which has had an effect on the operations of the Company, including but not limited to that sales of the Company’s products have been impacted not only by the inability for consumers to visit their practitioners but also the difficulty its sales team is having in arranging face to face meetings with practitioners. The Company’s sales team has found it very difficult to reach practitioners to build on the sales momentum created prior to the pandemic, with the launch into the Australian market being halted after less than 60 days of operations thus, sales have effectively ceased for the short term.

During the period of the pandemic commencing March 2020, the Company undertook a number of capital raises both public and private placements managed by H.C. Wainwright & Co. in the United States of America.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Directors’ declaration

In the directors’ opinion:

(a)	the financial statements and notes are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at June 30, 2020 and of its performance for the financial year ended on that date, and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Note 23(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of directors.

Dr Jerzy Muchnicki
Executive Director and Interim Chief Executive Officer

Melbourne
September 18, 2020

81

Independent auditor’s report

To the members of Genetic Technologies Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Genetic Technologies Limited (the Company) and its controlled entities (together the Group) is in accordance with the Corporations Act 2001, including:

(a)	giving a true and fair view of the Group’s financial position as at 30 June 2020 and of its financial performance for the year then ended

(b)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

What we have audited

The Group financial report comprises:

●	the consolidated balance sheet as at 30 June 2020
●	the consolidated statement of changes in equity for the year then ended
●	the consolidated statement of cash flows for the year then ended
●	the consolidated statement of profit or loss and other comprehensive income for the year then ended
●	the notes to the financial statements, which include a summary of significant accounting policies
●	the directors’ declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the financial report section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757

2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

82

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.

Materiality

●	For the purpose of our audit we used overall Group materiality of $304,000, which represents approximately 5% of the Group’s loss from operations before income tax expense.
●	We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.
●	We chose Group loss from operations before income tax expense, which is a commonly accepted benchmark.
●	We utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly acceptable thresholds.

Audit Scope

●	Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.
●	The accounting processes are structured around a Group-wide finance function at the head office in Melbourne.
●	Our approach had regard for the quality of the control environment and deficiencies identified, which include lack of segregation of duties.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit and Risk Committee.

83

Key audit matter	How our audit addressed the key audit matter

Transactions with Related Parties (Refer to note 18)

Historically the Group has entered into a number of transactions with related parties which have resulted in the issue of performance rights to Directors and milestone shares to Director related entities on the achievement of certain performance conditions which relate to the current financial year.

In October 2019, the Company announced a non- renounceable pro rata entitlement offer to the market. The offer was underwritten by Lodge Corporate Pty Ltd with two of the Company’s directors agreeing to sub-underwrite the offer. Each director was subsequently issued a total of 125,000,000 unlisted options as consideration of the sub- underwriting. Further detail regarding the share options is included in Note 9 “Equity”.

The Group’s accounting policy for these share based issuances is disclosed under Note 19 “Share-based payments”. The Group has recognised $1,056,054 as part of Director transaction costs of the rights issues within equity in the year ended 30 June 2020; whilst $32,498 was recognised in relation to the Share Based Payments.

This is a key audit matter due to:

●     the nature of related party transactions and the requirement for their disclosure within the financial statements; and

●     complexity in valuing performance rights and

options.

Our audit procedures over transactions between the Group and related parties included, amongst others:

●     evaluating the completeness of Group’s assessment of its related parties and associated transactions

●     evaluating the Group’s valuation techniques used to determine the fair value of options issued

●     obtaining an understanding of the formal agreement between the Directors and the Group and related performance conditions associated with the performance rights

●     reading minutes of meetings held amongst the board of directors where such matters were discussed and holding discussions with management to understand the status of any performance conditions

●     assessing the Group’s accounting of share option issuances and performance rights compared to the relevant accounting policy

●     assessing the associated disclosures made in the financial report for compliance with AASB 124, Related Party Disclosures.

Valuation of the R&D tax incentive receivable (Refer to note 4)

The Group assessed R&D activities and related expenditure for the year to determine eligibility for a refundable tax offset under an Australian Government tax incentive scheme. The R&D tax incentive receivable recognised was $750,000 as at 30 June 2020 and the income recognised in the consolidated statement of profit or loss and other comprehensive income was $750,000 for the year then ended.

The Group makes several judgements in determining the eligibility of claimable expenses, including the eligibility of employee costs. The Group was assisted by an expert with the review of the eligibility of expenses underlying the Group’s claim and with the lodgement of the R&D tax incentive claim.

Our audit procedures to assess the Group’s estimate of the R&D tax incentive receivable as at 30 June 2020 and income for the year then ended included, among others:

●     assessing the nature of the expenses and the Group’s assumptions of the eligibility of employee costs against the eligibility criteria of the R&D tax incentive scheme program;

●     comparing the prior year receivable recorded in the financial statements as at 30 June 2019 to the amount of cash received from the Australian Tax Office after lodgement of the 2019 R&D tax incentive claim to assess the historical accuracy of the Group’s estimate;

84

Key audit matter	How our audit addressed the key audit matter

This is a key audit matter due to:

●     the financial significance the R&D tax incentive receivable as at 30 June 2020 and the amount recognised as income for the year then ended; and

●     the degree of judgement and interpretation of the

R&D tax legislation required by the Group to assess the eligibility of the incurred R&D expenditures under the scheme.

●     testing on a sample basis eligible expenditure in the Group’s calculation of the R&D tax incentive receivable to the general ledger or other accounting records;

●     obtaining correspondence between the Group and their expert and agreeing the advice to the R&D tax incentive calculation; and

●     assessing the classification of the R&D tax incentive in the financial statements in light of the requirements of Australian Accounting Standards.

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2020 but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the directors for the financial report4

The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

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Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Our opinion on the remuneration report

We have audited the remuneration report included in pages 17 to 28 of the directors’ report for the year ended 30 June 2020.

In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2020 complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

PricewaterhouseCoopers

Jon Roberts	Melbourne
Partner	18 September 2020

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Genetic Technologies Limited (ASX:GTG)	Annual Report

Shareholder Information

The shareholder information set out below was applicable as at 16 September 2020.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

Holding	Ordinary Shares
1 - 1000	155,860
1,001 - 5,000	1,935,421
5,001 - 10,000	2,946,039
10,001 - 100,000	90,980,637
100,001 and over	8,165,708,786
8,261,726,743

There were 2,063 holders of less than a marketable parcel of ordinary shares.

Holding	Options
1 - 1000	-
1,001 - 5,000	-
5,001 - 10,000	-
10,001 - 100,000	-
100,001 and over	519,500,000
519,500,000

Holding	Performance Rights
1 - 1000	-
1,001 - 5,000	-
5,001 - 10,000	-
10,001 - 100,000	-
100,001 and over	15,000,000
15,000,000

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Genetic Technologies Limited (ASX:GTG)	Annual Report

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

Security holder	Number held	Percentage of issued shares

HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	6,002,676,033	72.66
MJGD NOMINEES PTY LTD	200,849,309	2.43
DOMA 193 PTY LTD <DOMA 193 A/C>	144,551,379	1.75
RIP OPPORTUNITIES PTY LTD <PIR SUPER FUND A/C>	124,999,999	1.51
IRWIN BIOTECH NOMINEES PTY LTD <BIOA A/C>	75,849,310	0.92
HILCOR TRADING PTY LTD <ZECEVIC SUPER FUND A/C>	75,000,000	0.91
MISS SUSAN SPITERI	43,365,000	0.52
MONUMENT HILL PTY LTD	42,000,001	0.51
MR BILL GIANOULAS	26,000,000	0.31
MR WARWICK WRIGHT	26,000,000	0.31
SAYCA PTY LTD <HOM SOUPHAN & MING LI SF AC>	22,500,000	0.27
J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	20,653,414	0.25
BLR CRANES PTY LTD	18,397,239	0.22
DANCHU PTY LTD <DANCHU FAMILY A/C>	16,400,000	0.20
BFG FARMS PTY LTD	15,000,000	0.18
DR JACK GURMAN	15,000,000	0.18
MRS HELEN KAMER + MR BENJAMIN KAMER <KAMER SUPER FUND A/C	15,000,000	0.18
LKA GROUP SUPER FUND PTY LTD	15,000,000	0.18
BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	14,429,472	0.17
DAVSAM PTY LTD <ROSEMAN RETIREMENT FUND A/C>	14,250,036	0.17
	6,927,921,192	83.86

Unquoted equity securities

	Number on issue	Number of holders

Options issued under the employee share option plan to take up ordinary shares	33,000,000	13
Options	486,500,000	24
Performance Rights	15,000,000	3
Warrants	68,291,778	1

The following holders have unquoted options each representing more than 20% of these securities:

●	Mr Richard Allman: 15,000,000 Options issued under the employee share option plan to take up ordinary shares

●	Kentgrove Capital Pty Ltd < Kentgrove Capital Growth A/C>: 12,500,000 Options issued under the employee share option plan to take up ordinary shares

●	JGM INVESTMENT GROUP PTY LTD <THE MUCHNICKI FAMILY A/C> - 125,000,000 options

●	RIP OPPORTUNITIES PTY LTD <PIR SUPER FUND A/C> - 125,000,000 options

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Genetic Technologies Limited (ASX:GTG)	Annual Report

C. Substantial holders

Substantial holders in the company are set out below:

	Number held	Percentage

THE BANK OF NEW YORK MELLON CORPORATION AND ASSOCIATES	6,039,567,511	73.10%

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a)	Ordinary shares: On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b)	Options: No voting rights.

E. Share buy-back

There is no current on-market share buy-back.

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Genetic Technologies Limited (ASX:GTG)	Annual Report

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